As filed with the Securities and Exchange                                     Registration No. 333-144968

Commission on July 30, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

JOSS STAR INTERNATIONAL GROUP, INC.

(Name of small business issuer in its charter)

      Nevada                                    3149                                     98-0513045

(State or                      (Primary Standard Industrial         (IRS Employer

Jurisdiction of             Classification Code Number)        Identification Number)

Incorporation or

Organization)

33rd Floor, Tian An International Tower, 88 Zhongshan Road

Dalian, People's Republic of China 116001

Tel: (011)-86-411-82312333

(Address and telephone number of principal executive offices)

33rd Floor, Tian An International Tower, 88 Zhongshan Road

Dalian, People's Republic of China 116001

Tel: (011)-86-411-82312333

(Address of principal place of business or intended principal place of business)

33rd Floor, Tian An International Tower, 88 Zhongshan Road

Dalian, People's Republic of China 116001

Tel: (011)-86-411-82312333

(Name, address and telephone number of agent for service)

     Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to  Rule 462(b) under the Securities Act, check the following box and list the

1

Securities Act registration statement number of the earlier effective registration statement for the offering. |_|

     If this Form is post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                 CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------

                                                                             Proposed

 Title of Each                                 Proposed       Maximum

   Class of                                      Maximum      Aggregate      Amount of Fee

 Securities to     Amount to be    Offering Price   Offering     Price  Registration

 be Registered     Registered         Per Share(1)        (1)

-------------------------------------------------------------------------------------------------------

 Common

 Stock, .001       12,000,000             $.001            $12,000                 $1.54

 Par value

-------------------------------------------------------------------------------------------------------

(1)  There is no market for the Registrant’s securities. The amount is estimated by management for purposes of computing the registration fee pursuant to Rule 457.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER AND SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED  _____________ __, 2008

2

PRELIMINARY PROSPECTUS

JOSS STAR INTERNATIONAL GROUP, INC.

12,000,000 SHARES OF COMMON STOCK

     We are Joss Star International Group, Inc, a Nevada corporation. The selling shareholders identified in this prospectus on pages 32 to 45 are offering to sell 12,000,000 shares of our common stock. These shares were issued by us to the selling shareholders pursuant a Stock Exchange Agreement by and between our company and Joss Star International Holdings Group Ltd., or JIH and the JIH shareholders. Our officers and directors participated in the Stock Exchange Agreement as JIH shareholders, however, the shares of our common stock issued to these parties are not included in this Prospectus.  The selling shareholders must offer or sell our common stock at a fixed price of $.001 per share until such time as our shares are traded on the OTC Bulletin Board, if ever. This fixed price represents management’s best estimate of the value of the shares at this time.

     This is a resale offering of our common stock by the selling shareholders. For purposes of this offering, the selling shareholders have been deemed underwriters under the federal securities laws. Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

     We will not receive any part of the proceeds from sales of these shares by the selling shareholders. All costs associated with this offering will be borne by us. No public market currently exists for our shares. We cannot guarantee that any market will develop for our shares. We will apply for listing on the Over-The-Counter Bulletin Board.

     On October 9, 2007, we completed a Stock Exchange Agreement with Joss Star International Holdings Group Ltd., or JIH, a BVI corporation, and all of its shareholders. Under the agreement, we exchanged with the JIH shareholders 49,900,000 shares of our common stock for all of the issued and outstanding shares in JIH held by its shareholders. As a result of the transaction, JIH is now our wholly owned subsidiary. JIH owns 70% of Dalian Joss Star Footwear Co., Ltd., or Joss Star Footwear, a limited liability company domiciled in the Peoples Republic of China (PRC). Joss Star Footwear manufacturers and sells semi-finished shoe products, principally shoe uppers without soles.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE ___ OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is __________, ___2008

ABOUT THIS PROSPECTUS

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained  in this prospectus. The information contained in this prospectus is accurate only as of  the date of this prospectus, regardless of the time of delivery of this prospectus or of  any sale of our common stock.

     No person is authorized in connection with this prospectus to give any information  or to make any representations about us, the securities or any matter discussed in this  prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the securities in any circumstances under which the offer or solicitation is unlawful. Neither the delivery of this prospectus nor any distribution of securities in accordance with this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus.

TABLE OF CONTENTS

Cautionary Note Regarding Forward Looking Statements

  And Other Information Contained in this Prospectus...................................

Prospectus Summary ................................................................................................

Summary of The Purchase Agreement

Risk Factors ................................................................

Use of Proceeds .............................................................

Business ....................................................................

Management ..................................................................

Management's Discussion and Analysis of Financial Condition

  and Results of Operations..................................................

Security Ownership of Certain Beneficial Owners and Management .............

Selling Shareholders...................................................

Plan of Distribution ........................................................

Description of Our Securities ...............................................

Market for Our Common Stock   ..............................................

Changes in and Disagreements with Accountants ....................

Where You Can Find More Information...................................

Legal Matters ...............................................................

Experts ....................................................................

Financial Statements........................................................F-1

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND OTHER INFORMATION CONTAINED IN THIS PROSPECTUS

     This prospectus contains forward-looking statements that involve risks and  uncertainties. Such forward-looking statements include statements regarding, among other things, (a) our projected sales, profitability, and cash flows, (b) our growth strategies, (c) anticipated trends in our industries, (d) our future financing plans and (e) our anticipated needs for working capital. They are generally identifiable by use of the words "may," "will," "should," "anticipate," "estimate," "plans," " potential," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" or the negative of these words or other variations on these words or comparable terminology. These statements may be found under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained, in this filing will in fact occur. You should not place undue reliance on these forward-looking statements.

     The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

     Unless otherwise noted, all currency figures in this filing are in U.S. dollars. References to "yuan" or "RMB" are to the Chinese yuan (also known as the renminbi). According to Xe.com as of December 31, 2007, $1 = 7.3046 yuan.

PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus, including "Risk Factors" and the consolidated financial statements and the related notes before making an investment decision. Except as otherwise specifically stated or unless the context otherwise requires, "we," "our" and "us" refers collectively to our company, Joss Star International Group, Inc. or Joss Star, Joss Star International Holdings Group Ltd., or JIH, and Dalian Jossstar Footwear Co., Ltd. or Joss Star Footwear, a foreign-owned entity organized under the laws of the People's  Republic of  China.

OUR COMPANY

We were incorporated in Nevada on September 5, 2006 under the name Joss Star International Group, Inc.

     On October 9, 2007, we completed a Stock Exchange Agreement with Joss Star International Holdings Group Ltd., or JIH, a BVI corporation, and all of its shareholders. Under the agreement, we exchanged with the JIH shareholders 49,900,000 shares of our common stock for all of the issued and outstanding shares in JIH held by such shareholders. As a result of the transaction, JIH is now our wholly owned subsidiary. JIH owns 70% of Joss Star Footwear Co., Ltd., or Joss Star Footwear, a limited liability company organized under the laws of the Republic of China (PRC). The remaining 30% equity interest in Joss Star Footwear is held by Dong Yang, an unaffiliated Korean company.

     JIH previously acquired the 70% interest in Joss Star Footwear on October 26, 2006 from Joss Star Trading Co., Ltd., a PRC corporation. Our Chief Executive Officer, Ms. Ying Ying Zhang owned 100% of the equity and voting stock of Joss Star Trading Co., Ltd. The 12,000,000 shares covered by this prospectus represent 24% of our common stock issued and outstanding common stock held by our non-affiliate shareholders. None of the Selling Shareholders are affiliates of us.

     We are engaged, through Joss Star Footwear, in the manufacturer and sale of semi-finished shoe products, principally shoe uppers without soles. Our products include the shoe uppers of industrial, sports and leisure shoes. We presently sell all our products to 2 customers in South Korea. Historically, our business has focused on labor intensive part of manufacturing semi-finished shoe products, and in so doing, we have avoided sales and marketing expenses.

     Our business strategy is to continue our contract manufacturing for the 2007 and 2008 calendar year periods, and commencing in calendar 2009, we intend to introduce our own branded “Joss Star” line of finished shoes. Our finished shoes initially will consist of casual, athletic or active, hiking and industrial shoes which generally will be available for both males and females. We intend to leverage our manufacturing experience to create a quality yet low cost shoe product.

     Our independent auditor has expressed an opinion in footnote 11 of the audited financial statements that the company had a material working capital deficiency and an accumulated deficit as of December 31, 2006, and has experienced continuing losses, which are factors that raise substantial doubt about the ability of our Company to continue as a going concern.

     Our principal office is located at 33rd Floor, Tian An International Tower, 88 Zhongshan Road, Dalian, People's Republic of China 116001. Our telephone number is (411) 8231-2333.

ABOUT THE OFFERING

     This prospectus covers the public sale of up to 12,000,000 shares of common stock to be sold by the selling stockholders identified in this prospectus. Shareholders selling under this prospectus must offer our common stock at a fixed price of $.001 per share until such time as our shares are traded on the OTC Bulletin Board. All of the shares covered by this prospectus were issued by us to the selling shareholders pursuant a Stock Exchange Agreement by and between our company and Joss Star International Holdings Group Ltd., or JIH. and all of the JIH shareholders. Our officers and directors participated in the Stock Exchange Agreement as JIH shareholders, however, the shares of our common stock issued to these parties are not included in this Prospectus.

Common stock outstanding prior to this offering ...........................   50,000,000 shares

Common stock offered by Selling Shareholders .............................   12,000,000 shares

Common stock to be outstanding after the offering........................   50,000,000 shares

Use of Proceeds .................We will not receive any of

                                               the proceeds from the shares

                                               sold by Selling Shareholders.

Risk Factors...........................See "Risk Factors" beginning on page 6 and other

                                               information included in this

                                               prospectus for a discussion

                                               of factors you should

                                               consider before deciding to

                                               invest in shares of our

                                               common stock.

SALES BY SELLING SHAREHOLDERS

     The selling shareholders named in the table under the caption "Selling Shareholders" may offer the shares of common stock in varying amounts and transactions so long as this prospectus is then current under the rules of the SEC and we have not withdrawn the registration statement. The offering of common stock may be through the facilities of the Over-the-Counter Bulletin Board or such other exchange or reporting system where our common stock may be traded. Brokerage commissions may be paid and discounts are allowed in connection with such sales; however, it is anticipated that the discounts allowed or commissions paid will be no more than the ordinary brokerage commissions paid on sales effected through brokers or dealers. To our knowledge, as of the date of this prospectus, no one has made any arrangements with a broker or dealer concerning the offer or sale of the common stock. See "Selling Shareholders" for more information.

RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in our common stock.

RISKS RELATED TO OUR BUSINESS

We have a material working capital deficiency and an accumulated deficit as of December 31, 2006 which raise substantial doubt about our ability to continue as a going concern.

     Our auditor in footnote number 11 to the consolidated annual financial statements for the period ended December 31, 2006 appearing elsewhere in this Registration Statement indicated that the our working capital deficiency, accumulated deficit and continued losses are factors that raise substantial doubt about our ability to continue as a going concern.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

     We began the manufacturing of semi-finished shoe products in 2001. Our limited operating history may not provide a meaningful basis on which to evaluate our business. Our revenues have decreased significantly in 2006 in comparison to 2005. We cannot assure you that we will be able to reach profitability, which depends on our ability to increase our revenues, or that we will not incur net losses in the future. We expect that our operating expenses will increase as we expand. Any significant failure to realize anticipated revenue growth could result in significant operating losses. We will continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including our potential failure to:

- expand our product offerings and maintain the high quality of our products;

- manage our expanding operations, including the integration of any future acquisitions;

- obtain sufficient working capital to support our expansion and to fill customers' orders in time;

- maintain adequate control of our expenses;

- implement our product development, marketing, sales, and acquisition strategies and adapt and modify them as needed;

- anticipate and adapt to changing conditions in the shoe products markets in which we operate as well as the impact of any changes in government regulation, mergers and acquisitions involving our competitors and other significant competitive and market dynamics.

     If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected.

We encounter substantial competition in our business and our failure to compete  effectively may adversely affect our ability to generate revenue.

     We compete with countless PRC-based and international competitors in the shoe  manufacturing business. Our business has low entry barrier. We believe our competitors will continue to improve the design and performance of their products and to introduce  new products with competitive price and performance characteristics. We expect that we will be required to continue to invest in product development and productivity improvements to compete effectively in our markets. However, we cannot give you assurance that we can successfully remain competitive. If our competitors could develop a more efficient product or undertake more aggressive and costly marketing campaigns than us, which may adversely affect our marketing strategies and could have a material adverse effect on our business, results of operations or financial condition.

     Most of our competitors may be better able than us to successfully endure downturns in our industrial sector. In periods of reduced demand for our products, we can either choose to maintain market share by reducing our selling prices to meet competition or maintain selling prices, which would likely sacrifice market share. Sales and overall profitability would be reduced under either scenario. In addition, we cannot assure you that additional competitors will not enter our existing markets, or that we will be able to compete successfully against existing or new competition.

Our inability to fund our capital expenditure requirements may adversely affect our growth and profitability.

     Our business growth will be centered around our ability to manufacture, sell and market finished shoes in the PRC market under the JOSSSTAR brand. Our ability to do so, is dependent, among other factors, upon our ability to raise capital from outside sources. Our ability to raise capital will depend upon a number of factors, including:

- our financial condition and results of operations,

- the shoe demands and condition of the PRC economy,

- conditions in relevant financial markets.

     If we are unable to obtain financing, as needed, on a timely basis and on acceptable terms, our financial position, competitive position, growth and profitability may be adversely affected.

Our existing business depends entirely on two customers.

     Our revenue is dependent on two major customers, namely Dongyhou Trading Company and Planet Trading Company. With small exceptions, all our sales have all been to these two customers both of which are located in the Republic of Korea. To successfully develop our business, we will need to attract a more diverse set of customers. Our inability to secure and maintain a sufficient number of large customers would have a material adverse effect on our business, operating results and financial condition.  Moreover, our success will depend in part upon our ability to obtain orders from new customers, as well as the financial condition and success of our customers and general economic conditions.

We do not have any long-term supply contracts with our raw materials suppliers. Any significant fluctuation in price of our raw materials may have a material adverse effect on the manufacturing cost of our products.

     Presently our raw materials are purchased directly by our customers and shipped to us for processing. In the future we plan to purchase raw materials directly so that we will be able to manufacture finished shoes. While these raw materials are generally available, we cannot assure you that the necessary materials will be available to us at prices currently in effect or acceptable to us. Numerous factors affect the prices of the raw materials. These factors include general economic conditions, industry capacity utilization, import duties and other trade restrictions.

     We may not be able to adjust our product prices, especially in the short-term, to recover the costs of increases in these raw materials. Our future profitability may be adversely affected to the extent we are unable to pass on higher raw material costs to our customers.

Our future profitability depends on the success of the "JOSSSTAR" brand recognition and we could lose our competitive advantage if we are not able to protect our JOSSSTAR trademark against infringement, and any related litigation could be time-consuming and costly.

     We plan to manufacture and promote finished shoes under the "JOSSSTAR" trademark which is a registered trademark under PRC law. However, the protection of intellectual property rights in the PRC may not be as effective as those in the United States or other countries. The unauthorized use of the JOSSSTAR brand could enable some other manufacturers to take unfair advantage, which could harm our business and competitive position. Moreover, from time to time, we may seek to protect trademark rights through litigation, which may result in substantial costs and diversion of resources, including the efforts of management. We may be exposed to intellectual property infringement and other claims by third parties, which, if successful, could cause us to pay significant damage awards and incur other costs.

     Our success also depends in large part on our ability to use and develop our product design capability without infringing the intellectual property rights of third parties. As litigation becomes more common in the PRC in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims. The defense and prosecution of intellectual property suits, design patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability, including damage awards, to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions preventing the manufacture and sale of our products. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Potential environmental liability could have a material adverse effect on our operations and financial condition.

     To the knowledge of our management team, neither the production nor the sale of our products constitute activities, or generate materials in a material manner, that requires our operation to comply with the PRC environmental laws. Although it has not been alleged by PRC government officials that we have violated any current environmental regulations, we cannot assure you that the PRC government will not amend the current PRC environmental protection laws and regulations. Our business and operating results may be materially and adversely affected if we were to be held liable for violating existing environmental regulations or if we were to increase expenditures to comply with environmental regulations affecting our operations.

We rely on Ms. Ying Ying Zhang, our chairman and chief executive officer, for the management of our business, and the loss of her services may significantly harm our business and prospects.

     We depend, to a large extent, on the abilities and participation of our current management team, but have a particular reliance upon Ying Ying Zhang for the direction of our business. The loss of the services of Ms. Zhang, for any reason, may have a material adverse effect on our business and prospects. We cannot assure you that the services of Ying Ying Zhang will continue to be available to us, or that we will be able to find a suitable replacement for Ying Ying Zhang.

We do not have key man insurance on Ying Ying Zhang, our chief executive officer, upon whom we rely primarily for the direction of our business.

     We rely primarily upon Ms. Zhang, our chief executive officer, for the direction of our business. We do not have key man insurance on Ms. Zhang. If Ms. Zhang dies and we are unable to replace Ms. Zhang for a prolonged period of time, we may be unable to carry out our long term business plan and our future prospect for growth, and our business, may be harmed.

If  our CEO, Ms. Zhang terminate the oral agreement in providing rent-free leases of office and factory space, we may need to seek new locations and our cash flow will be negatively affected.

    Commencing in 2006, we have an oral agreement with Ms. Zhang to use the factory land and building free of charge for a period of at least 12 months from the effective date of this registration statement. In addition commencing in January 2007, we have an oral agreement with Joss Star Bairui, an entity controlled by our CEO Ms. Zhang, to use the office space which constitute our executive offices free of charge for a period of at least 12 months from the effective date of this registration statement. Our business may be interrupted and we will immediately incur leasing expenses for office and factory space  if Ms. Zhang terminates the oral agreement in providing rent-free leases of office and factory space.

We do not maintain a reserve fund for warranty or defective products claims. Our costs could substantially increase if we experience a significant number of warranty claims.

     We have not established any reserve funds for potential warranty claims since historically we have experienced few warranty claims for our products so that the costs associated with our warranty claims have been low. If we experience an increase in warranty claims or if our repair and replacement costs associated with warranty claims increase significantly, it would have a material adverse effect on our financial condition and results of operations.

RISKS RELATED TO DOING BUSINESS IN THE PRC

Changes in the policies of the PRC government could have a significant impact upon the business we may be able to conduct in the PRC and the profitability of that business.

     The PRC's economy is in a transition from a planned economy to a market oriented economy subject to five-year and annual plans adopted by the government that set national economic development goals. Policies of the PRC government can have significant effects on the economic conditions of the PRC. The PRC government has confirmed that economic development will follow the model of a market economy, such as the United States. Under this direction, we believe that the PRC will continue to strengthen its economic and trading relationships with foreign countries and business development in the PRC will follow market forces. While we believe that this trend will continue, we cannot assure you that this will be the case. Our interests may be adversely affected by changes in policies by the PRC government, including:

- changes in laws, regulations or their interpretation,

- confiscatory taxation,

- restrictions on currency conversion, imports or sources of supplies, and

- expropriation or nationalization of private enterprises.

     Although the PRC government has been pursuing economic reform policies for more than two decades, we cannot assure you that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting the PRC's political, economic and social life.

The PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Any changes in such PRC laws and regulations may have a material and adverse effect on our business.

     There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. We and any future subsidiaries are considered foreign persons or foreign funded enterprises under PRC laws, and as a result, we are required to comply with PRC laws and regulations. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses.

A slowdown or other adverse developments in the South Korean economy may materially and adversely affect our customers, demand for our services and our business.

     All of our operations are conducted in the PRC and nearly all of our sales are generated from sales to two South Korean customers. Although the South Korean economy has grown significantly in recent years, we cannot assure you that such growth will continue. The shoe industry in the South Korea is growing, but we do not know how sensitive we are to a slowdown in economic growth or other adverse changes in South Korean economy which may affect demand for our planned finished shoe products in the future. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the South Korea may materially reduce the demand for our products and materially and adversely affect our business.

Inflation in the PRC and South Korea could negatively affect our profitability and growth.

     While the PRC and South Korean economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the two countries. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability.

Governmental control of currency conversion may affect the value of your investment.

     The PRC government imposes controls on the convertibility of renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Historically, most of Joss Star Dalian’s revenue came from two South Korean customers, which pay in U.S. Dollars. Although Joss Star Dalian receives substantially all of its revenues in U.S. Dollars, our planned finished shoe products sales under our own “Joss Star” brand in PRC will be in renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to our US parent entity to satisfy foreign currency dominated obligations, to the extent they are incurred in the future. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions and interest payments can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where renminbi is to be converted into foreign currency and remitted out of PRC to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

     The PRC government also may at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining foreign currency, we may be unable to pay dividends or meet obligations that may be incurred in the future that require payment in foreign currency. See "Risk Factors--Risks Related to an Investment in Our Common Stock” We are unlikely to pay cash dividends in the foreseeable future."

The fluctuation of the Renminbi may materially and adversely affect your investment.

     The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC's political and economic conditions. As we rely entirely on revenues earned in the PRC, any significant revaluation of the renminbi may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into renminbi for our operations, appreciation of the renminbi against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our renminbi into U.S. dollars for the purpose of making payments for dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the renminbi, the U.S. dollar equivalent of the renminbi we convert would be reduced. In addition, the depreciation of significant U.S. dollar denominated assets could result in a charge to our income statement and a reduction in the value of these assets.

     On July 21, 2005, the PRC government changed its policy of tying the value of the renminbi to the U.S. dollar. Under the new policy, the renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a continued  appreciation of the renminbi against the U.S. dollar. While the international reaction to the renminbi revaluation generally has been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the renminbi against the U.S. dollar.

If PRC laws or local regulations were to phase out the preferential tax benefits currently being extended to Joss Star Footwear, we would have to pay more taxes in the PRC, which could have a material and adverse effect on our financial condition and results of operations.

     Zhuanghe City Municipal Government extended a special tax policy for Joss Star Footwear Footwear Co.,Ltd. After the 64th meeting of Municipal Government, Zhuanghe City granted Dalian Jossstar Footwear Co., Ltd the following tax policy: The corporate income tax will be free for the first two years starting with the first year we make a net profit, 50% of the normal rate in the following 3 years and Zhuanghe  City will repay Joss Star Footwear half of the amount of income tax charged, resulting with a net of 25% of the normal income tax rate, with the purpose to help Joss Star Footwear to enlarge its production. Starting the sixth year to the tenth year, Zhuanghe City will repay Joss Star Footwear half of the amount of the full income tax charged. Without this preferential tax benefits currently granted to us, we will be subject to a 30% tax rate. The loss of these preferential tax treatments that are currently available to us could have a material and adverse effect on our financial condition and results of operations.

Recent PRC State Administration of Foreign Exchange Regulations regarding offshore financing activities by PRC resident could affect our business.

     The PRC State Administration of Foreign Exchange, or SAFE, requires PRC residents to register with, or obtain approval from, SAFE regarding their direct or indirect offshore investment activities. The regulations are fluid and have been changing from time to time. These regulations may increase the administrative burden we face and create regulatory uncertainties that could adversely affect the implementation of our acquisition strategy. Moreover, the failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

Any recurrence of severe acute respiratory syndrome, or SARS, or another widespread public health problem, could adversely affect our operations.

     A renewed outbreak of SARS or another widespread public health problem in the PRC, where all of our revenue is derived, could have an adverse effect on our operations. Our operations may be impacted by a number of health-related factors, including quarantines or closures of some of our offices that could leave us without many employees to conduct our business which would materially and adversely affect our operations and financial condition.

Because our principal assets are located outside of the United States and nearly all of our directors and all our officers reside outside of the United States, it may be difficult for you to enforce your rights based on the United States Federal securities laws against us and our officers and some directors in the United States or to enforce judgments of United States courts against us or them in the PRC.

     All of our three directors and all of our officers reside outside of the United States. In addition, our operating subsidiary (after completion of the Purchase Agreement), Dalian Joss Star, is located in the PRC and substantially all of its assets are located outside of the United States. It may therefore be difficult for investors in the United States to enforce their legal rights based on the civil liability provisions of the United States Federal securities laws against us in the courts of either the United States or the PRC and, even if civil judgments are obtained in courts of the United States, to enforce such judgments in PRC courts. Further, it is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement against us or our officers and directors of criminal penalties, under the United States

Federal securities laws or otherwise.

We may have difficulty establishing adequate management, legal and financial controls in the PRC.

     PRC companies have historically not adopted a Western style of management and financial reporting concepts and practices, which includes strong corporate governance, internal controls and, computer, financial and other control systems. In addition, we may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act of 2002. This may result in significant deficiencies or material weaknesses in our internal controls which could impact the reliability of our financial statements and prevent us from complying with SEC rules and regulations and the requirements of the Sarbanes-Oxley Act of 2002. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our business.

RISKS RELATED TO AN INVESTMENT IN OUR COMMON STOCK.

Our officers, directors and affiliates control us through their positions and stock ownership and their interests may differ from other shareholders.

     Our officers, directors and affiliates beneficially own approximately 74.44% of our voting stock by virtue of their ownership of our common stock. Ying Ying Zhang, our chairman and chief executive officer, beneficially owns approximately 64.00% of our voting stock. As a result, Ms. Zhang is able to influence the outcome of stockholder votes on various matters, including the election of directors and extraordinary corporate transactions, including business combinations. Ms. Zhang’s interests may differ from other shareholders.

We are unlikely to pay cash dividends in the foreseeable future.

     We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary. In addition, our operating subsidiary, from time to time, may be subject to restrictions on its ability to make distributions to us, including as a result of restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. See, "Risk Factors-Risks Related to Doing Business in the PRC” Joss Star is subject to restrictions on paying dividends and making other payments to us", and "Risk Factors-Risks Related to Doing Business in the PRC-- Governmental control of currency conversion may affect the value of your investment" and "Market for Our Common Stock--Dividends."

There is currently no trading market for our common stock.

     No trading market presently exists for our common stock. We plan to seek a  market maker for price quotation on the over-the-counter Bulletin Board. Our common stock may never be included for trading on the over-the-counter Bulletin Board, any stock exchange or through any quotation system, including, without limitation, the NASDAQ Stock Market. You may not be able to sell your shares due to the absence of an established trading market.

Our common stock is deemed to be a “penny stock”, which may make it more difficult for investors to sell their shares due to suitability requirements.

     Our common stock is deemed to be a “penny stock” as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These requirements may reduce the potential market for our common stock by reducing the number of potential investors.  This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them.  This could cause our stock price to decline.  Penny stocks are stock:

* With a price of less than $5.00 per share;

* That are not traded on a “recognized” national exchange;

* Whose prices are not quoted on the NASDAQ automated quotation system (a NASDAQ listed stock must still have a price of not less than $5.00 per share); or

* In issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $10.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

Broker-dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks.  Moreover, broker-dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. Many brokers have decided not to trade "penny stocks" because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. In the event that we remain subject to the "penny stock rules" for any significant period, there may develop an adverse impact on the market, if any, for our securities. Because our securities are subject to the "penny stock rules," investors will find it more difficult to dispose of our securities. Further, for companies whose securities are traded on the Pink Sheets, it is more difficult: (i) to obtain accurate quotations, (ii) to obtain coverage for significant news events because major wire services, such as the Dow Jones News Service, generally do not publish press releases about such companies, and (iii) to obtain needed capital.

Our common stock is illiquid and subject to price volatility unrelated to our operations.

     If our common stock is traded in the future, the market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

USE OF PROCEEDS

     We will not receive any of the proceeds from shares issued in connection with the Purchase Agreement and from any sales of the shares offered and sold under this prospectus  by the Selling Shareholders.

     Each Selling Shareholder receiving the shares will determine when it will sell its common stock and in all cases, will sell its common stock at the current market price or at negotiated prices at the time of the sale.

BUSINESS

Our History

     On October 9,  2007, we completed a Stock Exchange Agreement with Joss Star International Holdings Group Ltd., or JIH, a BVI corporation, and its shareholders. Under the agreement, we exchanged with the JIH shareholders 49,900,000 shares of our common stock for all of the issued and outstanding shares in JIH held by such shareholders. As a result of the transaction, JIH is now our wholly owned subsidiary. JIH owns 70% of Dalian Joss Star Footwear Co., Ltd., or Joss Star Footwear, a limited liability company organized under the laws of the People’s Republic of China, or PRC. The remaining 30% equity interest in Joss Star Footwear is held by Dong Yang, an unaffiliated Korean company.

     JIH previously acquired the 70% interest in Joss Star Trading on September 4, 2006 from Joss Star Trading Co., Ltd., a PRC company. Our Chief Executive Officer, Ms. Ying Ying Zhang owned 100% of the equity and voting stock of Joss Star Trading Co., Ltd. Pursuant to the terms of amended agreement, Joss Star Trading Co., Ltd. transferred the 70% interest in Joss Star Footwear in exchange for 49,900,000 shares of common stock of JIH

     Joss Star Footwear is engaged in the manufacturer and sale of semi- finished sports and athletic footwear.

     Except as otherwise specifically stated or unless the context otherwise requires, "we," "our" and "us" refers collectively to our company, Joss Star International Group, Inc. or Joss Star, Joss Star International Holdings Group Ltd., or JIH, and Dalian Jossstar Footwear Co., Ltd. or Joss Star Footwear.

Our Business

     We are engaged, through Joss Star Footwear that we are acquiring pursuant to the Purchase Agreement, in the manufacturer and sale of semi-finished shoe products, principally shoe uppers without soles. Our products include the shoe uppers of industrial, sports and leisure shoes. Our competitive strengths come from low cost labor, low cost product materials, and geographic proximity to our customers. We presently sell all our products to 2 customers in South Korea. We believe we have the ability to produce finished shoe products, although we have not done so as of the date of this Prospectus. We intend to commence the production and sale of finished shoes on or about January, 2009. Historically, our business has focused on labor intensive part of manufacturing semi-finished shoe products, and in so doing, we have avoided sales and marketing expenses.

     The following table provide details of our sales in 2006 and 2005 to our 2 customers in South Korea:

     Customer

2006

2005

     Dongyhou Trading Company         100.0%

 9.8%

     Planet Trading Company

  0%

90.2%

     We have not made any sales during the nine months in 2007 because we have not been able to negotiate an acceptable contract manufacturing price with these two customers. We can not predict whether we will be able to reach an acceptable agreement for the provision of our services in the future. . Presently, we have no agreement with these two customers.

Industrial Background

     We believe Asia is the main region for the production of finished and semi-finished shoe products in the world. Among many shoe manufacturers, enterprises from South Korea typically manufacturer higher valued shoes than China and other South Eastern Asian countries. Presently China and Vietnam are the base of shoe manufacturing in the world. Because of the strict trade barrier such as high import tariff set by the European Union (“EU”), many shoe factories choose to finish the final assembly at the third country where the products are to be sold in order to avoid the EU trade restrictions. China’s competitive strengths mainly come from the ample supply of low cost raw materials and low cost labor. Such advantages will help shoe manufacturers in China to continue develop and maintain their shoe manufacturing business in the foreseeable future. We believe with the improvement of processing technology, manufacturing equipments and the level of labor skills, the shoe manufacturers in China will move into manufacturing of higher valued shoes. The manufacturing of lower end shoe products will move to other lower labor cost countries, such as Vietnam and India.

Products and Services

     Presently we own and operate a complete range of production equipments and facilities for the production of shoe uppers production including quality inspection equipments to ensure the quality of our productions. Based on the capacities of our equipments, we believe that we can produce 2 million pairs of unfinished or finished shoes annually. Our products include shoe uppers of industrial, sports, and leisure shoes. The shoe uppers made with single or combined materials such as genuine leather, artificial leather, textile and woven fabrics. The shoe uppers are glued to the leather of rubber sole to form a finished product by our customers in South Korea. We have produced approximately 386,299 pairs of semi-finished shoes in 2006. We have produced approximately 26,136 semi-finished shoes and 261,324 pairs of finished shoes in 2005.

Business strategy

     Presently, our business consists principally of providing contract manufacturing of semi-finished shoe uppers to 2 customers namely, Dongyhou Trading Company and Planet Trading Company, both of which are located in Pusan, South Korea. We expect to continue to provide contract manufacturing services to these two customers for the foreseeable future. We also intend to seek other customers in South Korea to provide similar contract manufacturing services.

     Our business strategy is to continue our contract manufacturing for the 2007 and 2008 calendar year periods, and commencing in calendar 2009, we intend to introduce our own branded “Joss Star” line of finished shoes. Our finished shoes initially will consist of casual, athletic or active, hiking and industrial shoes which generally will be available for both males and females. We intend to leverage our manufacturing experience to create a quality yet low cost shoe product. We believe that we maintain the manufacturing know-how to manufacture a quality shoe product, and we also believe that we can source raw materials from suppliers in China to produce a low cost product. We have completed the design of 5 new finished shoe models which will be ready for marketing and production during fiscal 2009.  By January 2009, we plan to establish a marketing program by assembling an in-house team together with independent sales agents to market our products to wholesalers and retailers in China and for export to other countries in the Pacific Rim. We also plan to develop product sales through the Internet by driving customer through various forms of media to our website: www.jossstar.com. We plan to sell our finished products to the wholesale and retail market in China.    We can not predict whether we will be successful in introducing and selling a line of our branded products.

Marketing of Finished Goods

     In marketing our finished products, we intend to incorporate a variety of marketing channels including authorizing small size wholesaler to set up brand shops, direct internet promotion and marketing in regional chain-stores.  We also plan to promote our products through traditional media advertisements in cooperation with small-sized wholesalers. For promotion of our Internet Website for sales directly to consumers in China, we plan to place advertisement on high traffic consumer product and major search Internet websites. For the regional chain-store market, we plan to use in-store promotional methods to promote our products.

Products and services

     We have been providing contract manufacturing of semi-finished shoe products to our customers. We produce shoe uppers for sports shoes, casual shoes, skate board shoes and hiking shoes in accordance with customer specifications. We receive finished shoe samples from our customers, and based on these samples, our design department make prototype products. Our customers also supply us with the required raw materials. Once the prototype samples are approved by the customer, we manufacture shoes uppers at a production capacity agreed to by the customer. The semi-finished shoe uppers are made of genuine leather, artificial leather, and textile.

Competition

     The shoe business is highly competitive in China.  Most of our existing and potential competitors have significantly greater financial, manufacturing, and other resources than we do. They also have longer operating histories and more experience in attracting and retaining users and managing customers than we do. However, despite the significant competition, we believe that we can capitalize on the enormous demand for dress and recreational shoes in mainland China  and compete in the marketplace by providing a line of quality but low cost shoes.

Patents and Trademarks

     We do not own any patents. We own the trademark “JOSSSTAR” in PRC for shoe and shoe related items.

Government Regulation

SAFE Regulations

     We are subject to the recent PRC State Administration of Foreign Exchange regulations regarding offshore financing activities by PRC residents.

     The PRC State Administration of Foreign Exchange, or SAFE, issued a public notice in January 2005 ("January Notice") requiring registration with, and approval from, SAFE on direct or indirect offshore investment activities by PRC resident individuals. The January Notice states that if an offshore company directly or indirectly formed by or controlled by PRC resident individuals (a special purpose company, or SPC, as further defined in the October Notice described below) intends to acquire a PRC company, such acquisition will be subject to strict examination by the central SAFE, the SAFE bureau at the highest level, which requires disclosure by PRC resident individuals regarding their ownership status with an SPC or any other assets used in connection with the acquisition transaction.

     In April 2005, SAFE issued another public notice ("April Notice") clarifying the January Notice. Under the April Notice, if a PRC company is acquired by an SPC, each of the PRC resident shareholders is required to submit a registration form to the local SAFE branch to register his or her respective ownership interests in the SPC, even if the transaction occurred prior to the January Notice. The PRC resident also must file amendments if there is a material event affecting the SPC, including a change to share capital, a transfer of shares, or if the SPC is involved in a merger and an acquisition or a spin-off transaction or uses its assets in the PRC to guarantee offshore obligations. A SAFE certificate will not be issued if the PRC residents fail to comply with the foregoing registration requirements. However, the April Notice does not specify the documentation required to complete the registration, nor does it specify the period during which the retroactive registration must be completed. We have not determined whether our PRC control shareholders complied with SAFE requirements. Their failure to comply with SAFE requirements may have adverse consequences for our PRC control shareholders.

     On October 21, 2005, SAFE issued the third public notice ("October Notice") effective from November 1, 2005, which superseded the January Notice and April Notice. It defines an "SPC" as an offshore company directly or indirectly formed by or controlled by PRC resident entities or PRC resident individuals for the purpose of equity financing (including financing by convertible bonds) using the assets or interests in a PRC entity. It narrows the scope of the registration requirements to circumstances where PRC residents form or control an SPC, and clarifies the documentation requirements and the time to complete the registration procedures. The October Notice also states that the registration approval authority is the local SAFE, and not the central SAFE, as contemplated by the January Notice. See "Risk Factors-Risks Related to Doing Business in the PRC" for a discussion of the risks relating to the failure to comply with the SAFE regulations.

Other Governmental Regulations Applicable to Our Business

     Our trademark is subject to the regulations on intellectual property rights in the PRC. See "Business-Intellectual Property" for more information regarding the PRC patent and trademark laws.

     We also are subject to business license and approval regulations that are required for all corporations in the PRC.

Environmental Compliance

     We are subject to environmental regulations that are generally applicable to manufacturing companies in the PRC, for example, to complete an environmental inspection on our new manufacturing facilities. Other than that, to the knowledge of our management team, neither the production nor the sale of our products constitute activities, or generate materials in a material manner, that requires our operation to comply with the PRC environmental laws. See "Risk Factors - Risks Related to Our Business - Potential environmental liability could have a material adverse effect on our operations and financial condition."

Employees

     We employ up to 156 employees including full and part time employees which include 5 technicians, 10 administrators, 2 designers and 4 sales and marketing personnel. All our office and factory employees are full time. Our other factory employees work part time or full time based on our manufacturing needs. We provide welfare benefits to our employees according to the PRC laws, which include five types of insurance and housing benefit payments. The following table describes the amount of monthly cost of benefits, which is calculated by multiplying the Counting Unit by the percentage paid by us and percentage paid by the employees deducted from employee’s payroll.

Type

Counting Unit

% paid by Company

% deducted from payroll

Endowment

RMB1,210

19%

8%

Unemployment

RMB1,210

2%

1%

Medical

RMB1,426

8%

2%

Industrial Injury

RMB1,210

0.6%

-

Maternity

RMB1,210

0.5%

-

Housing

RMB  500

5%

5%

Manufacturing Process

     Our products include sports shoes, casual shoes, skate board shoes and hiking shoes. Based on the specifications and material requirements, a cutting pattern is prepared. This is sent to the production department to produce the prototype. After approval a knife mould is made, then mass production will be carried out.

     We perform manufacturing services only on a contracted price basis. We do not purchase or procure any raw materials needed to produce unfinished shoes. Based on the samples received from customers, we prepare a pattern and related moulds. After we calculate the quantity of each raw material needed, we will inform the customers to ship the raw materials to us. The main material such as leather for leather shoes are cut into components of various shapes and sizes. After cutting, the leather edges are drawn according to pre-set specifications, then they are glued together before stitched by machine to form

“stitched upper”.

     For finished products, after stitching, the stitched uppers are placed into the assembly line, where the stitched uppers, sole and other raw materials are glued together in an oven machine. Then it is pressed and cooled down to form a finished product. The shoes then are transferred to the finishing section where they are cleaned and polished. A final inspection is will be carried out before the shoes are packed into boxes for shipment to the customer.

Manufacturing Equipment

     Our manufacturing equipments consist of following:

Equipment name                                Model

Quantity

----------------------------------    ----------------------

---------

Hydrauric plane cutting machine    KD－P3／HPC2048

8

High frequency welder

        AS－15HFW

1

Twin needle sewing machine         LT2－H620M

12

Computer sewing machine             BAS－311F

3

Leather buffing machine                 KD－B5

1

Leather skiving machine                 KM－76

1

Semi-automatic punching machine  KD－107

1

Thread sewing machine                    TR－3

1

Gathering machine                           KD－2002H

1

Stroble machine                               3811

1

Hot air blower                                  SK50

10

Fusing press                                     KD－FPI

1

Eyeletting machine                           KD－105

6

Single needle sewing machine         DB2－H311

52

High twin needle sewing machine    PLN－27B

48

Pressing machine                              DPS－3

12

Automatic punching machine          KA－101／394－11

4

Button machine                                ZN90

4

All of our equipment is considered to be in good working order.

Research and Development

     For the past two fiscal years, we did not spend any fund on research and development.

Raw Materials

     The shoe uppers are made of genuine leather, artificial leather, textile and woven fabrics which are supplied by our customers. In our planned future production of finished shoes, we plan to purchase these materials from suppliers in Fujian, Shandong and Hebei Province and soles mainly from Fujian Province. The soles are made by rubber, Middle density Polyethylene (MD), Trans Polypentene Rubber (TPR) and Polyurethane (PU).

 We believe there are sufficient number of suppliers of all raw material in the PRC to produce our finished products. We do not believe that we will be dependent on any one supplier of raw materials.

Our Property

     Our CEO, Ms. Zhang, has obtained the rights to the land and building which constitute our factory located in Zhuanghe, Dalian from the local government for a period of 50 years. Commencing in 2006, we have an oral agreement with Ms. Zhang to use the factory land and building free of charge for a period of at least 12 months from the effective date of this registration statement. We have not negotiated an agreement beyond the stated 12 month period. Our manufacturing facility is approximately 6,839 square meters. In addition,  commencing in January 2007, we have an oral agreement with Joss Star Bairui, an entity controlled by our CEO Ms. Zhang, to use the office space which constitute our executive offices free of charge for a period of at least 12 months from the effective date of this registration statement. Prior to January 2007, we paid rent for the offices at an approximate rate of $3,000 per month. We have not negotiated an agreement beyond the stated 12 month period. Our office facility is approximately 360 square meters. We believe both facilities are in good condition and are suitable for our business needs for the foreseeable future.

Legal Proceedings

     From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties,  and an adverse result in these or other matters may arise from time to time that may harm our business. However, we are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse affect on our business, financial condition or operating results.

MANAGEMENT

Directors and Executive Officers

     All our directors hold office until the next annual meeting of shareholders, and until their successors have been qualified after being elected or appointed. Officers serve at the discretion of our Board of Directors.

Directors and Executive Officers

Age

       Position/Title

- - - - - - - - - - - - - - - - - - - - - - -

- - -   - - - - - - - - - - - - - - - - - - - -

Ying Ying Zhang

 43

 Chairman of Board and

 Chief Executive Officer

Cheng Wen Wang

 49

 President and Director

Dong Xue Cui

 31

 Vice President and Director

Ying Zhang

 50

 Chief Financial Officer

     There are no family relationships among our directors or executive officers other than Ms. Ying Ying Zhang is the wife of Mr. Cheng Wen Wang.

     The following is a description of the business experience for the last five years for each of the above named directors and executive officers of our company and Joss Star Footwear.

Ms. Ying Ying Zhang has been our Chairman and Chief Executive Officer since inception and held the same positions at JIH since July 2001. She graduated from Liaoning College of Finance and Economics with major in accounting. Ms. Zhang is the founder and Chief Executive Officer of Dalian Jossstar Trading Co., Ltd. since December 1999.

Mr. Cheng Wen Wang has been our President and Director since inception and held same positions at JIH since July 2001. He graduated from Liaoning Normal University with major in Chinese. From June 1998 to 2006, Mr. Wang served as General Manager for Dalian Chengda Shipping Co., Ltd., a freight forwarder.

Mrs. Dong Xue Cui is our Vice President and Director since June 2007 and held the same positions at JIH since June 2007. She served as our Office Manager from October 2003 to May 2007 and Sales Manager from October 2002 to September 2003. She graduated from Heilong River University with major in Russian. After graduation, she worked as a Business Manager for Daqing Hualong Liquor Co., Ltd. from October 1998 to September 2002.

Mrs. Ying Zhang is our Chief Financial Officer since inception and held the same position at JIH since June 2006. She was graduated from Northeast University of Finance and Economics with major in Accounting. Ms. Zhang worked as an Accounting Manager for Dalian Baoyuan Nuclear Facility Co., Ltd. from January 1978 to June 2006.

Audit Committee Financial Expert

     Our board of directors currently acts as our audit committee. Because we only recently consummated the corporate restructuring and appointed the current members of our board of directors, our board of directors has not yet determined whether we have a member who qualifies as an "audit committee financial expert "as defined in Item 401(e) of Regulation S-B, and is "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act. Our board of directors is in the process of searching for a suitable candidate for this position.

Audit Committee

     We have not yet appointed an audit committee, and our board of directors currently acts as our audit committee. At the present time, we believe that the members of board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. Our company, however, recognizes the importance of good corporate governance and intends to appoint an audit committee comprised entirely of independent directors, including at least one financial expert, during our 2007 fiscal year.

Executive Compensation

  The following is a summary of the compensation paid by Joss Star Footwear to its CEO. No other officers or directors received annual compensation in excess of $100,000 during the last three fiscal years.

SUMMARY COMPENSATION

                                                                                        Non-Equity     Non-Qualified

Name and

                         Stock      Option    Incentive Plan  Deferred Comp  All Other

Principal

Salary   Bonus  Awards   Awards  Compensation  Earnings              Comp       Total

Position

     Year

     ($)      ($)         ($)            ($)                ($)                     ($)                 ($)            ($)

Ying Ying Zhang 2006   3,906  0          0             0                 0                    0                  0          3,906

CEO                     2005   2,974  0          0             0                 0                    0                  0          2,974

                             2004   2,900  0          0             0                 0                    0                  0          2,900

Description of Compensation Table

     The Company has not adopted any benefit, incentive, award, option or grant plans or other forms of remuneration other than cash payment to its officers.

Outstanding Equity Awards at Fiscal Year-End Table.

     There were no individual grants of stock options to purchase our common stock made to the named executive officers in the Summary Compensation Table during the fiscal year ended December 31, 2006, and the subsequent period up to the date of the filing of this prospectus.

Compensation to Directors

     We have no standard arrangement to compensate directors for their service in their capacity as directors. Directors are not paid for meetings attended. No compensation has been paid to any director during 2006. All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred. Compensation for the future will be determined when and if additional funding is obtained.

Employment Contracts

     We have no employment contracts with all of our directors or officers.

Board Of Directors And Officers; Terms Of Office

      All directors hold office until the next annual meeting of shareholders and the election and qualification of their successors. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.

Directors Compensation

      Our directors receive no fees for their services in such capacity, however, they are reimbursed for expenses incurred by them in connection with our business.

Indemnification of Our Directors and Officers

     Although Nevada law allows us to indemnify our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on our behalf, and under certain circumstances to advance the expenses of such litigation upon securing their promise to repay us if it is ultimately determined that indemnification will not be allowed to an individual in that litigation, neither our articles of incorporation nor our bylaws impose an indemnity obligation upon us. In addition, we have not entered into any agreements under which we have assumed such an indemnity obligation.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis  concerns the  financial condition and results of operations of Dalian Jossstar Footwear Co. Ltd. and should be read in conjunction with the financial statements and related notes of Dalian Jossstar Footwear Co. Ltd.  appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

     We were incorporated on September 5, 2006 to acquire from Joss Star International Holdings Group Ltd., or JIH, its 70%-owned subsidiary, Dalian Jossstar Footwear Co., Ltd. or Joss Star Footwear. In October 2007, we acquired Joss Star International Holdings Group Ltd. or JIH, which has a 70% ownership of Joss Star Footwear. The business consists of manufacturing and selling of semi-finished shoe products, principally shoe uppers without soles. Our products include the shoe uppers of industrial, sports and leisure shoes. See “Business” for more information on the  business of Joss Star Footwear.

     JIH is a holding company has no other operating business except a 70% ownership of Joss Star Footwear. Joss Star Footwear is our only operating subsidiary, therefore, the following discussion and analysis is based on the operating results of Joss Star Footwear.

Recent Trends and Developments

     Joss Star Footwear historically has sold nearly all its semi-finished shoe products to 2 customers in South Korea. This business is extremely labor intensive with limited operating margins.  Due to the limited operating margins, during fiscal 2007 Joss Star Footwear determined to shift its business focus from the production of semi-finished shoe products to the manufacture, market and distribution of finished shoe products under its own “JOSSSTAR” brand in China.

     Historically our sales are dependent on the 2 customers in South Korea. We experienced a 43% decline in sales in fiscal 2006. The sales decline is caused by our decision to reduce the contract production for these 2 customers in South Korea due to low gross margin and our plan to produce our own JOSSSTAR branded shoes. During the nine months ended September 30, 2007, we have no sales because we were unable to negotiate acceptable contract prices with these 2 customers in South Korea. We believe our plan to promote our JOSSSTAR branded shoes in China directly to distributors and retailers will gradually make us less dependent on contract manufacturing and our gross profit margin will increase. Our sales in the past are contract based and are not seasonal. However, we believe sales of our JOSSSTAR branded shoes will be seasonal. The sales of our sports and leisure shoes may be higher during the spring and summer. We anticipate that we will generate revenue during third quarter of 2008.

     In order for us to successfully promote our JOSSSTAR braded shoes in China, we will need to raise additional capital. We currently have limited financial resources and based on our current operating plan, we will need to raise additional capital in order to continue operations. We currently do not have adequate cash to meet our short or long term objectives.  We believe our plan to have our common stock listed on the Over-The-Counter Bulletin Board will increase our ability to raise additional capital. However, we have not yet entered into any agreement with any broker-dealer to assist us in raising capital. In the event additional capital is raised, it may have a dilutive effect on our existing stockholders.

      As mentioned above, we had no revenues during fiscal 2007 due in part to inability to reach favorable contract terms with our two customers for our semi-finished shoes business . In addition, during fiscal 2008, we intend to commence the manufacture and sale of our own branded finished shoe products. Therefore, the period to period results discussed below may not be indicative of future results.

Results of Operations for the Nine Months Ended September 30, 2007 as Compared with the Nine Months Ended September 30, 2006

     We had no sales during the nine months ended September 30, 2007; and during the nine months ended September 30, 2006, our sales were $26,511. As mentioned above, the lack of sales for the 2007 period is due to our inability to reach favorable contract terms for our two customers in the semi-finished shoe business. During the 2006 period, we had cost of sales of $103,719. There were no cost of sales for the 2007 period.

     Selling and administrative expenses for the nine months ended September 30, 2007 and September 30, 2006 were $141,517 and $120,214, respectively. The increase of $21,303 (or 17.7%) for the 2007 period is mainly due to the provision for doubtful accounts of $17,998 for the 2007 period.

    Interest expenses for the nine months ended September 30, 2007 and September 30, 2006 were $62,965 and $12,647, respectively.  The increase of $50,318 (or 398%) for the 2007 period is due to the increase in interest rate under an existing loan arrangement with China Construction Bank. During the 2006 period, we have an other expense of $2,823 attributable to depreciation of US dollars for accounts receivable in US dollars previously recorded in Renminbi. We had no such other interest expense during the 2007 period.

     Net loss for the nine months ended September 30, 2007 and September 30, 2006 were $204,482 and $212,892, respectively. The decrease in net loss was due lack of operations and thus the lack of a Gross Loss for the 2007 period, partially offset by increased interest expense and higher selling and administrative expenses.

    During the 2007 period we had a Loss of foreign currency adjustment of $36,571 compared with a loss of $1,717 for the comparable period in 21006. The increase in the loss for the 2007 period is due to depreciation of US dollars against Reminbi.

Results of Operations for the Year Ended December 31, 2006 as Compared with The Year Ended December 31, 2005

     Nearly all the revenues of Joss Star Footwear have been  derived from the sales of semi-finished and finished shoe products for sports and athletic footwear sold to 2 customers. Total sales for the year ended December 31, 2006 and December 31, 2005 were $271,617 and $478,122, respectively. During fiscal 2006, we produced approximately 386,299 pairs of semi-finished shoes and no finished shoes. During fiscal 2005, we produced approximately 26,136 semi-finished shoes and 261,324 pairs of finished shoes. The sharp decrease in sales during 2006 is the result of lack of sales of finished shoes to our two customers due to pricing issues of our finished goods with these customers, which was partially offset by increase in sales of semi-finished shoes. The sales of semi-finished shoes do not include the cost of materials because they are supplied by our customers. The 2006 sales of 26,136 pairs of finished shoes include the cost of materials, which represented approximately 63% of the sales in 2005.

     Gross profit for the year ended December 31, 2006 and December 31, 2005  was $29,767  or 11.0% and ($119,739) or -25.0%, respectively. The improvement in gross margin is a result of increases in our selling price to our customers.

     Selling and administrative expenses for the years ended December 31, 2006 and December 31, 2005 were $178,709 and $95,922, respectively. The total increase of $82,787 was mainly due to new office rent, professional fees and new office construction. The increase in professional fee is $27,763. The new office construction was expenses associated with constructing removable office walls, which was not capitalized. The capitalized construction in progress is expenses associated with purchase and the installation of production line.

     Other income and expenses for the years ended December 31, 2006 and December 31, 2005 were ($50,406) and ($31,564), respectively. The increase of $18,842 is caused primarily by increase in interest expense of $16,355 resulting from an increase in interest rate charged by our lending bank.

Income Taxes

     We are a company incorporated in the State of Nevada and have had no assets, liabilities or operations in the U.S. Our business operation is conducted by Joss Star

Footwear in the PRC. Although we are subject to United States taxation, we do not anticipate incurring significant United States income tax liability for the foreseeable future because:

      o we did not conduct any material business or maintain any branch office in the United States during either the fiscal year ended December 31, 2006, or the three months ended March 31, 2007,

      o the earnings expected to be generated from Joss Star Footwear will be eligible for a deferral from United States taxation until such earnings are repatriated to the

      United States, and

      o we believe that we will not generate any significant amount of income inclusions under the income imputation rules applicable to a United States company that owns

        "controlled foreign corporations" for United States federal income tax purposes.

     Therefore, no provision for U.S. federal income taxes or tax benefits on the undistributed earnings and/or losses of our company has been made.

     In the fiscal year ended December 31, 2006,  the business operations of Dalian  Joss Star  were  governed by the PRC Enterprise Income Tax Laws. PRC enterprise  income tax is calculated  based on taxable income determined under PRC GAAP. In accordance with the Income Tax Laws, Joss Star Footwear is subject to enterprise income tax at the rate of 30%, value added tax at the rate of 17% for most of the goods sold, and business tax on services at a rate ranging from 3% to 5% annually. A PRC company is also subject to local taxes. Zhuanghe City Municipal Government extended a tax incentives and abatements. Corporate income tax will be free for the first two years starting with the first year we make a net profit, 50% of the normal rate in the following 3 years and Zhuanghe City will repay Joss Star Footwear half of the amount of income tax charged, resulting with a net of 25% of the normal income tax rate, with the purpose to help Joss Star Footwear to enlarge its production. Starting the sixth year to the tenth year, Zhuanghe City will repay Dalian Jossstar half of the amount of the full income tax charged.

     Joss Star Footwear did not incur any income taxes for the fiscal years ended December 31, 2006 and 2005.

Liquidity and Capital Resources

Cash

     The operations and capital expenditures of Joss Star Footwear have historically been  financed through cash flows from operations and bank loans. As of September 30, 2007, we had no cash on hand compared to $628 as of December 31, 2006. The decrease in cash on hand is due to the significant reduction in sales which we experienced during fiscal 2006 and continuing through the nine month period ended September 30, 2007. Recently, Joss Star Footwear renewed a short term loan of RMB3.3 million (approximately US$451,770) from China Construction Bank in Zhuanghe City which is due on November 28, 2008 at a fixed annual interest rate of 5.823%. As of September 30, 2007, Joss Star Footwear had a working capital deficit of $1,310,634 and an Accumulated Deficit of $1,250,456.

    As of September 30, 2007, we currently have limited financial resources and based on our current operating plan, we will need to raise additional capital in order to expand our operations in our privately branded finished shoes. At the present time, we have no agreement with any broker-dealer to assist us in raising capital. In the event additional capital is raised, it may have a dilutive effect on our existing stockholders.

     As of December 31, 2006, we have construction in progress of $622,730, which consists mostly of production line equipment necessary to produce finished shoes. The last construction occurred in August 2005. There was no construction during fiscal 2006 and the nine month period in 2007 due to lack of available working capital. We expect to incur an additional RMB160,000 (approximately US$21,904) in equipment costs which is expected to be completed by the end of 2008. Other than as stated herein, we have no other material commitments for working capital.

    As of December 31, 2006, the Company had a working capital deficit of $1,042,834 and an accumulated deficit of $995,974. Our independent auditor has expressed an opinion in footnote 11 of the audited financial statements that the company had a material working capital deficiency and an accumulated deficit as of December 31, 2006, and has experienced continuing losses, which are factors that raise substantial doubt about the ability of our Company to continue as a going concern. The Company will require financing for working capital to meet operating obligations. We anticipate that we will require financing on an ongoing basis for the foreseeable future.

Critical Accounting Policies

     Management's discussion and analysis of its financial condition and results of operations are based upon the Company's pro-forma consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. The Company's financial statements reflect the selection and application of accounting policies which require management to make significant estimates and judgments. See note 2 of Joss Star Footwear Co. Ltd. financial statements, "Summary of Significant Accounting Policies”. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under  different assumptions or conditions. The Company believes that the following reflect the more critical accounting policies that currently affect the Dalian Joss Star financial condition and results of operations.

Risks and Uncertainties

     Footwear operates  under  authority  of  a  business  license  which  was  granted July 9, 2001 for a period of twenty   years.  Renewal  of  the  license  depends  on  the  result  of  government  inspections  which  are  made  to  ensure  environmental  laws  are  not  breeched.

     The  officers  of  the  Company  control,  through  a  combination  of  direct and indirect  ownership,  all  of  the  outstanding  stock  of  the  Company.    As  a  result,  insiders  will  be  able  to  control  the  outcome  of  all  matters  requiring  stockholder  approval  and  will  be  able  to  elect  all  of  the  Company  directors.

Cash

     For  purposes  of  the  statements  of  cash  flows,  the  Company  considers  all  short  term  debt  securities  purchased  with  a  maturity  of  three  months  or  less  to  be  cash  equivalents.

Recognition Of Revenue

     Revenue is recognized when product is delivered to customers.   In  determining  delivery,  consideration  is  given  to  the  following:    whether  an  arrangement  exists  with  the  buyer;  whether  delivery  has  occurred;  whether  the  price  to  the  buyer  is  fixed  or  determinable;  and  that  collection  is  reasonably  assured.

     No  provision  is  made  for  any  right  of  return  that  may  exist  as  the  criteria  specified  in  Statement  of  Financial  Accounting  Standards  (SFAS)  No. 48  have  been  met.  The Company does not offer warranties and it has experienced no returns.

Inventories

     Inventories  are  valued  at  the  lower  of  cost  or  market,  with  cost  being  determined  on  the  first  in  first  out  basis.  Inventories consist only of raw material.

Fixed Assets

     Fixed assets are recorded at cost.    Depreciation  is  computed  using  the  straight  line  method,  with  lives  of  ten  years  for  production  equipment  and  five  years  for  office  furniture  and  equipment.

Use Of Estimates

     The  preparation  of  financial  statements  in  conformity  with  generally  accepted  accounting  principles  requires  management  to  make  estimates  and  assumptions  that  affect  certain  reported  amounts  and  disclosures  of  contingent  assets  and  liabilities  at  the  date  of  the  financial  statements  and  the  reported  amounts  of  revenues  and  expenses  during  the  reporting  periods.    Actual results could differ from those estimated.

Foreign Currency Translation

     All Company assets are located in China.    These  assets  and  related  liabilities  are  recorded  on  the  books  of  the  Company  in  the  currency  of  China  (Renminbi).    They are translated into US dollars as follows:

(a)  Current  assets,  current  liabilities  and  long  term  monetary  assets  and  liabilities,  at  the  rate  of  exchange  in  effect  at  the  balance  sheet  date;

(b)  Non-monetary  assets  and  liabilities  at  the  exchange  rates  prevailing  at  the  time  of  the  acquisition  of  the  assets  or  assumption  of the  liabilities;    and,

(c)  Revenues  and  expenses,  at  the  average  rate  of  exchange  for  the  year.

Unrealized gains  and  losses  arising  from  this  translation  of  foreign  currency  are   included  in  other  comprehensive income.

Off-Balance Sheet Arrangements

     We have not engaged in any off-balance sheet transactions since our inception.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

The Stock Exchange Agreement

      On October 9, 2007, we completed a Stock Exchange Agreement with Joss Star International Holdings Group Ltd., or JIH, a BVI corporation, and all of its shareholders. Under the agreement, we exchanged with the JIH shareholders 49,900,000 shares of our common stock for all of the issued and outstanding shares in JIH held by these shareholders. As a result, JIH is now our subsidiary, and JIH owns 70% of Joss Star Footwear Co., Ltd., or Joss Star Footwear, a limited liability company domiciled in the Peoples Republic of China.

Beneficial Ownership of our Voting Securities

     The following table sets forth certain information with respect to the beneficial ownership of each class of our voting securities by (i) any person or group owning more than 5% of each class of our voting securities, (ii) each director, (iii) each executive officer, and (iv) all executive officers and directors as a group as of the date of this Registration Statement.

     Except as otherwise stated, the address of the directors and executive officers listed in the table is c/o our company, 33rd Floor, Tian An International  Tower, 88 Zhongshan Road, Dalian, People's Republic of China 116001.

Name of Beneficial Owner   Beneficial Ownership

Beneficial Ownership

of Common Stock

of Common Stock

Prior to the Offering

After the Offering

--------------------------------   -----------------------------      -----------------------------

               Shares        Percent

Shares        Percent

-----------------------------       -----------------------------

Ying Ying Zhang

        32,000,000    64.00%(1)

32,000,000   64.00%(1)

Chairman and

Chief Executive Officer

Cheng Wen Wang           7,000,000    14.00%(2)

7,000,000    14.00%(2)

President and

Director

Dong Xue Cui                    150,000          *

   150,000       *

Vice President

and Director

Ying Zhang                          50,000          *

     50,000       *

Chief Financial Officer

All Directors and

Executive Officers

as a group (4)

        37,200,000      74.40%

37,200,000      74.40%

------------------

* Less than 1%

      (1) Includes 2,000,000 shares owned by Shi Nan Yan, daughter of Ms. Zhang. Excludes 300,000 shares owned by Jun Zhang, brother of Ms. Zhang. Excludes 300,000 shares owned by Li Li Zhang, sister of Ms. Zhang. Excludes 5,000,000 shares owned by Cheng Wen Wang, husband of Ms. Zhang.

      (2) Includes 2,000,000 shares owned by Shi Nan Yan, daughter of Mr. Wang. Excludes 50,000 shares owned by Cheng Bin Wang, brother of Mr. Wang. Excludes 150,000 shares owned by Cheng Yuan Wang, sister of Mr. Wang. Excludes 30,000,000 shares owned by Ying Ying Zhang, wife of Mr. Wang.

THE OFFERING

     In October 2007, we entered into a Stock Exchange Agreement with Joss Star International Holdings Group Ltd., or JIH, a BVI corporation, and these shareholders. Under the agreement, we exchanged with the JIH shareholders 49,900,000 shares of our common stock for all of the issued and outstanding shares in JIH held by these shareholders. As a result, JIH is now our subsidiary, and JIH owns 70% of Joss Star Footwear Co., Ltd., or Joss Star Footwear, a limited liability company domiciled in the Peoples Republic of China.

     This Prospectus covers our shares issued to the JIH shareholders. We currently have 740 shareholders of record. We are not receiving any proceeds of this offering.  Accordingly, all proceeds from the sale of the securities will go to the selling shareholders and not to the Company. Specifically, this Prospectus covers the public sale of a total of 12,000,000 shares of our common stock that will be resold by our shareholders.

SELLING SHAREHOLDERS

     This Prospectus relates to the re-sale of our common stock held by the Selling Shareholders. The table sets forth the names of each selling shareholders and for each selling shareholder the number of shares of  common stock beneficially owned and the total number of shares being offered for sale under this prospectus.

     Except for our officers and directors, none of the other selling shareholders has held a position as an officer or director of our company, nor has any selling shareholder had a material relationship of any kind with our company.

     Each listed shareholder has the sole investment and voting power with respect to all shares of common stock shown as beneficially owned by such Shareholder, except as otherwise indicated in the table. Under applicable SEC rules, a person is deemed to be the "beneficial owner" of a security with regard to which the person directly or indirectly, has or shares (a) the voting power, which includes the power to vote or direct the voting of the security, or (b) the investment power, which includes the power to dispose, or direct the disposition, of the security, in each case, irrespective of the person's economic interest in the security. Under these SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of another security.

     Each Shareholder may offer all or part of the shares of common stock beneficially owned for resale from time to time. The table assumes that the Shareholders will sell all of the shares offered for sale and accordingly, own no shares of common stock upon completion of the offering. A  Shareholder is under no obligation, however, to sell any shares immediately pursuant to this prospectus, nor is a Shareholder obligated to sell all or any portion of the shares at any time. Therefore, we are not able to estimate the number of shares of common stock that will be sold pursuant to this prospectus or the number of shares that will be owned by the Shareholders upon termination of this offering.

Name

Amount and Nature of Beneficial Ownership

Shares of Common Stock

Beneficially Owned   Offered Hereby

Guang Zhi Ma	2,000	2,000
Hui Li	2,000	2,000
Yong Qing Kang	3,000	3,000
Ya Ju Guan	3,000	3,000
Jin Kai Xu	3,000	3,000
Ding Liu	3,000	3,000
Xia Jiang	3,000	3,000
Wen Li Zhang	3,000	3,000
Yu Lan Wu	3,000	3,000
Xiao Xiang Wang	3,000	3,000
Shang Min Yu	3,000	3,000
Yu Ping Ren	3,000	3,000
Guo Jun Zhang	3,000	3,000
Jian Ying Wang	3,000	3,000
Zhen Xue	3,000	3,000
Hua Zhang	3,000	3,000
Xi Yun Sun	3,000	3,000
Jin Qiang Du	3,000	3,000
Ming Li	3,000	3,000
Yang He	3,000	3,000
Ya Jun Lv	3,000	3,000

Yu Qiu Shan	3,000	3,000
Bao Jun Chang	3,000	3,000
Hai Yan Ma	3,000	3,000
Xia Yang	3,000	3,000
Mei Ling Zhang	3,000	3,000
Hong Yan Zeng	3,000	3,000
Yun Feng Li	3,000	3,000
Shu Guang Teng	3,000	3,000
Yun Zhang	3,000	3,000
Xiu Ying Liu	3,000	3,000
Shu Xian Yin	3,000	3,000
Ya Juan Zhou	3,000	3,000
You Cai Jia	3,000	3,000
Xiu Fen Wang	3,000	3,000
Xin Yu Zhang	3,000	3,000
Fu Jun Wang	3,000	3,000
Ai Dong Teng	3,000	3,000
Chang Hui Lu	3,000	3,000
Dong Mei Jia	3,000	3,000
Yan Chun Liu	3,000	3,000
Yu Jie Lu	3,000	3,000
Tong Zhu	3,000	3,000
Gui Zhen Liu	3,000	3,000
Xi Mei Li	3,000	3,000
Shu Lin Liu	3,000	3,000
Ye Li Liu	3,000	3,000
Yu Chun Du	3,000	3,000
Pei Zhen Wang	3,000	3,000
Xiu Qin Gu	3,000	3,000
Ya Yun Zhang	3,000	3,000
Jing Xu	3,000	3,000
Ya Xue Lv	3,000	3,000
Chun Sheng Li	3,000	3,000
Chun Jie Li	3,000	3,000
Xiu Hua Bian	3,000	3,000
Hong Mei Cai	3,000	3,000
Yu Cheng Lv	3,000	3,000
De Fu Zhou	3,000	3,000
Ya Qin Wang	3,000	3,000
Li Juan Yang	3,000	3,000
Jian Xia Guo	3,000	3,000

Jun Hua Zhang	3,000	3,000
Hui Yun Li	3,000	3,000
Jian Feng Guo	3,000	3,000
Li Li Wu	3,000	3,000
Su Jie Han	3,000	3,000
Zhe Yang	3,000	3,000
Xiu Yan Wang	3,000	3,000
Shu Ling Li	3,000	3,000
Feng Yun Zhao	3,000	3,000
Li Qun Duan	3,000	3,000
Hong Ze Jiang	3,000	3,000
Su Zhen Zheng	3,000	3,000
Shu Ren Xu	3,000	3,000
Yu Cao	3,000	3,000
Li Hua Xu	3,000	3,000
Feng Ying Zhang	3,000	3,000
Lian Cai Xu	3,000	3,000
Yue Ming Lu	3,000	3,000
Jing Cheng	3,000	3,000
Fen Lan Zhu	3,000	3,000
Guang Li	3,000	3,000
Tao Kong	3,000	3,000
Guo Dong Liu	3,000	3,000
Qin Zhang	3,000	3,000
Gen Hua Yuan	3,000	3,000
Shu Hui Bi	3,000	3,000
Guang Fen Xu	3,000	3,000
Xiu Huan Yu	3,000	3,000
Zeng Huang	3,000	3,000
Xue Dong	3,000	3,000
Yu Qin Zhao	3,000	3,000
Quan Hu	3,000	3,000
De Feng Yan	3,000	3,000
Xiang Lan Zhang	3,000	3,000
Cui Yan Wang	3,000	3,000
Chun Feng Li	3,000	3,000
Yu Hua Du	3,000	3,000
Yan Zhao	3,000	3,000
Wen Qin Yang	3,000	3,000
Gui Rong Xu	3,000	3,000
Yu Zhen Wang	3,000	3,000

Guo Jun Yu	3,000	3,000
De Zhi Zhang	3,000	3,000
Jin De Guo	3,000	3,000
Jun Ling Lu	3,000	3,000
Hua Xue	3,000	3,000
Yue Yu	3,000	3,000
Guang Rong	3,000	3,000
Hong Mu Shi	3,000	3,000
Ruo Ban Li	3,000	3,000
Ke Li Pan	3,000	3,000
Yan Qi Xu	3,000	3,000
Ji Yu Sun	3,000	3,000
Xing Feng Li	3,000	3,000
Peng Yu	3,000	3,000
Yu Qing Gao	3,000	3,000
Ping Zhang	3,000	3,000
Yan Wei Wang	3,000	3,000
Li Xin Zhang	3,000	3,000
Mao Fan Qiu	3,000	3,000
Xiu Li Hou	3,000	3,000
Ye Zhu	3,000	3,000
Li Li Guan	3,000	3,000
Lei Zhang	3,000	3,000
Yu Min Chang	3,000	3,000
Rong Zhen Zhang	3,000	3,000
Wei Dong Li	3,000	3,000
Fu Mei Shen	3,000	3,000
Hong Guang Xu	3,000	3,000
Jun Hua Shu	3,000	3,000
Peng Li	3,000	3,000
Qun Zhang	3,000	3,000
Lin Han	3,000	3,000
Fang Fang Qian	3,000	3,000
Ou Jie Wang	3,000	3,000
Juan Xiao	3,000	3,000
Xiao Qin Zhu	3,000	3,000
Xu Bin Wang	3,000	3,000
Yue Shun Shen	3,000	3,000
Yu Shu Cai	3,000	3,000
Hui Tang	3,000	3,000
Yu Hui Hou	3,000	3,000

Yi Feng Dong	3,000	3,000
Meng Huan Yun	3,000	3,000
Qiu Da He	3,000	3,000
Fu Quan Liu	3,000	3,000
Yun Mei Ji	3,000	3,000
Yi Nan Yang	3,000	3,000
Hui Liu	3,000	3,000
Yuan Jun Zhang	3,000	3,000
Shu Qing Wang	3,000	3,000
Yu Hua Liu	3,000	3,000
Li Bo Huang	3,000	3,000
Shen Sheng Cai	3,000	3,000
Li Li	3,000	3,000
De Gen Zhang	3,000	3,000
Guang Mei Li	3,000	3,000
Cun Lan Meng	3,000	3,000
Mei Jun Yu	3,000	3,000
Xiao Ping Liu	3,000	3,000
Jiu Ling Yan	3,000	3,000
Shu Hua Wang	3,000	3,000
Li Cai	3,000	3,000
Xiu Mei Li	3,000	3,000
Xiu Zhen Shi	3,000	3,000
Jie Liu	3,000	3,000
Qian Jun Zhu	3,000	3,000
Yu Teng	3,000	3,000
Feng Yan	3,000	3,000
Mi Lin Wang	3,000	3,000
Jiang Chen	3,000	3,000
Guo Feng Zhao	3,000	3,000
Ming Xing Zhao	3,000	3,000
Xiao Ling Wang	3,000	3,000
Ya Xian Lv	3,000	3,000
Cai Hong Liu	3,000	3,000
Yue Ling Zhang	3,000	3,000
Shou Qing Geng	3,000	3,000
Xia Li	3,000	3,000
Jian Hua Li	3,000	3,000
Ren Li	3,000	3,000
Xi Long Zhao	3,000	3,000
Dian Yuan Zhao	3,000	3,000

Yi Dong Mou	3,000	3,000
Qiu Min Hou	3,000	3,000
Yu Lan Zhang	3,000	3,000
Yuan Yao	3,000	3,000
Wen Ke Zhao	3,000	3,000
Hong Wei Li	3,000	3,000
Run Mei Gao	3,000	3,000
Feng Qin Cheng	3,000	3,000
Feng Zhi Liu	3,000	3,000
Fang Fang Li	3,000	3,000
Yan Wang	3,000	3,000
Fei Guo	3,000	3,000
Gui Ying Yang	3,000	3,000
Jian Zhang	3,000	3,000
Chun Feng Ning	3,000	3,000
Lei Kang	3,000	3,000
Bao Hua Chang	3,000	3,000
Feng Yang Yu	3,000	3,000
Yuan Ning Xing	3,000	3,000
Yun Jun Liu	3,000	3,000
Xiang Dong Liu	3,000	3,000
Mao Fang Cui	3,000	3,000
Jing Chen	3,000	3,000
Wei Gao	3,000	3,000
Zhong Yi Wang	3,000	3,000
Hui Jiang Li	3,000	3,000
Li Na Xu	3,000	3,000
Gui Qin Bao	3,000	3,000
Hong Zhang	3,000	3,000
Qing Chun Xue	3,000	3,000
Xiu Hua Li	3,000	3,000
Dong Ping Jia	3,000	3,000
Cheng Fu Bao	3,000	3,000
Zeng Ru Liu	3,000	3,000
Xue Yi Zang	3,000	3,000
Dong Hui Jia	3,000	3,000
Bo Hao	3,000	3,000
Jin Hong Zhao	3,000	3,000
Chao Yue Wang	3,000	3,000
Chang Hai Liu	3,000	3,000
Jiang He	3,000	3,000

Jian Xun Zhang	3,000	3,000
Gui Zhen Wang	3,000	3,000
Wen Yu Guo	3,000	3,000
Jun Liu	3,000	3,000
Yong Su	3,000	3,000
Hui Ying Li	3,000	3,000
Yong Ji Wang	3,000	3,000
Zhi Yuan Wang	3,000	3,000
Shan Shan Zhang	3,000	3,000
Bao Hua Dai	3,000	3,000
Yun Quan Zhang	3,000	3,000
Jia Qin Lu	3,000	3,000
Yan Bo Cao	3,000	3,000
Yue Cheng Gao	3,000	3,000
Liang Liu	3,000	3,000
Hua Li	3,000	3,000
Li Jie Zhao	3,000	3,000
Heng Tao Dong	3,000	3,000
Guan Nan Zheng	3,000	3,000
Dian Hua Li	3,000	3,000
Pei Lei Guo	3,000	3,000
Yu Hua Li	3,000	3,000
Liang Tao	3,000	3,000
Jiao Li	3,000	3,000
Ke Jun Li	3,000	3,000
Guang De Hu	3,000	3,000
Yu Shun Jin	3,000	3,000
Yu Xian Wang	3,000	3,000
Jia Ying Wang	3,000	3,000
Meng Zhang	3,000	3,000
Jin Rong Hu	3,000	3,000
Rong Huang	3,000	3,000
Shu Ying Li	3,000	3,000
Tong Ran Zhu	3,000	3,000
Min Jian Wei	3,000	3,000
Xiang Ling Zhang	3,000	3,000
Jian Xin Han	3,000	3,000
Ying Chen	3,000	3,000
Yi Zhao	3,000	3,000
Ai Ping Lv	3,000	3,000
Huai Jin Li	3,000	3,000

Chen Pei Wang	3,000	3,000
Xiu Jie Shi	3,000	3,000
He Tao Wang	3,000	3,000
You Chuan Tao	3,000	3,000
Li Juan Zhang	3,000	3,000
Qing Sun	3,000	3,000
Hua Shi	3,000	3,000
Jiang Hai Lu	3,000	3,000
Li Hong Wang	3,000	3,000
Xue Jian Gao	3,000	3,000
Xiao Ping Lu	3,000	3,000
Si Nong Li	3,000	3,000
A Jian Wang	3,000	3,000
Li Hua Wang	3,000	3,000
Hui Juan Yu	3,000	3,000
Bin Shi	3,000	3,000
Shu Bi He	3,000	3,000
Xue Mei Wang	3,000	3,000
Cui Lan Lu	3,000	3,000
Wei Wang	3,000	3,000
Xiao Li Wang	3,000	3,000
Shu Zhi Wang	3,000	3,000
Jia Yin Song	3,000	3,000
Shu Ping Wu	3,000	3,000
Li Jun Wan	3,000	3,000
Lin Jie Wang	3,000	3,000
Neng Hao Tai	3,000	3,000
Jun Dai	3,000	3,000
Da Peng Li	3,000	3,000
Feng Lei Chen	3,000	3,000
Chun Lan Wang	3,000	3,000
Dong Li Liang	3,000	3,000
Guang Hua Chen	3,000	3,000
Hong Zhi Yan	3,000	3,000
Feng Lan Guo	3,000	3,000
Zhong Xiang Jiang	3,000	3,000
Cai Hua Li	3,000	3,000
Bo Ning Cheng	3,000	3,000
Ya Ping Zhang	3,000	3,000
Ying Xin Dong	3,000	3,000
Yu Lan Mei	3,000	3,000

Jian Jun Cui	3,000	3,000
Ke Ping Dong	3,000	3,000
Rui E Zhang	3,000	3,000
Li Jie Wang	3,000	3,000
Ping Wang	3,000	3,000
Xiong Wu	3,000	3,000
Jie Lin Liu	3,000	3,000
Xiang Qin Chang	3,000	3,000
Guo Hua Zhao	3,000	3,000
Sheng Jin Ma	3,000	3,000
Guo Feng Deng	3,000	3,000
Yong Sheng Li	3,000	3,000
Wei Ming Qian	3,000	3,000
Juan Wen	3,000	3,000
Ming Ju Lu	3,000	3,000
Lian Qin Zhang	3,000	3,000
Shu Jun Liu	3,000	3,000
Dong Liang Wei	3,000	3,000
Bi Bo Zhu	3,000	3,000
Wen Yan Zhang	3,000	3,000
Li Xia	3,000	3,000
De Gang Bi	3,000	3,000
Zhi Qiang Li	3,000	3,000
Hui Min Wang	3,000	3,000
Qi Wen	3,000	3,000
Qiao Lan Lu	3,000	3,000
Qian Zhang	3,000	3,000
Ai Xiang Chen	3,000	3,000
Jun Shang	3,000	3,000
Xin Zhang	3,000	3,000
Chun Lan Wang	3,000	3,000
Ji Ying Li	3,000	3,000
Jun Ying Wang	3,000	3,000
Chao Chen	3,000	3,000
Yi Han Ma	3,000	3,000
Chang Qing Dong	3,000	3,000
Qing Yun Li	3,000	3,000
Hua Li Xu	3,000	3,000
Shuang Peng Si	3,000	3,000
Jing Geng	3,000	3,000
Zuo Qing Hou	3,000	3,000

Ji Ning Huang	4,000	4,000
Le Le Zhang	4,000	4,000
Xi Huang	4,000	4,000
Hui Zhao	4,000	4,000
Jian Xin Chen	4,000	4,000
Run Zhuo Zhang	4,000	4,000
Li Li	4,000	4,000
Jun Yu	4,000	4,000
Kang Qian	4,000	4,000
Chao Wei	4,000	4,000
Bao Yu Ma	4,000	4,000
Zhen Ze Yu	4,000	4,000
Xiao Hua Zhang	4,000	4,000
Jie Li	4,000	4,000
Ai Hua Zong	5,000	5,000
Hong Wei Luo	5,000	5,000
Guo Qiang Wang	5,000	5,000
Hai Bo Hou	5,000	5,000
Fan Li	5,000	5,000
Yan Jun Ma	5,000	5,000
Ying Zhao	5,000	5,000
Yu Ling Liu	5,000	5,000
Yong Jin	5,000	5,000
Shuo Wang	5,000	5,000
Fu Ying Lin	5,000	5,000
Xin Ai	5,000	5,000
Ai Xia Hou	5,000	5,000
Chan Wen	5,000	5,000
Zhu Lin Wang	5,000	5,000
Yin Qing Chang	5,000	5,000
Xiao Xia Zhang	5,000	5,000
Yu Qin Liu	5,000	5,000
Yan Liu	5,000	5,000
Li Zhang	5,000	5,000
Cui Huan Gao	5,000	5,000
Ge Li Han	5,000	5,000
Ying Lin Pan	5,000	5,000
Xiao Ling Wu	5,000	5,000
Gui Fen Lv	5,000	5,000
Yong Zhi Yu	5,000	5,000
Xiu Ying Zhang	5,000	5,000

Gui Fu Wang	5,000	5,000
Jing Ming Liu	5,000	5,000
Bang Zhu Lv	5,000	5,000
Feng Yun Luan	5,000	5,000
Xiao Li Zhang	5,000	5,000
Shu Lan Yang	5,000	5,000
Shu Miao Yang	5,000	5,000
Bo Li Sun	5,000	5,000
Shu Zhi Zhang	5,000	5,000
Ai Yu Liu	5,000	5,000
Yan Zhi Bi	5,000	5,000
Ying Wei Pan	5,000	5,000
Ya Nan Hu	5,000	5,000
Hong Zhen Wang	5,000	5,000
Quan Yi Liu	5,000	5,000
Zeng Quan Liu	5,000	5,000
Wen Sheng Wang	5,000	5,000
Qing Liu	5,000	5,000
Hui Qin Wang	5,000	5,000
Xiu Qing Su	5,000	5,000
Jing Yan Ma	5,000	5,000
Gui Rong Li	5,000	5,000
Cheng Yu Guo	5,000	5,000
Cheng Jin Wang	5,000	5,000
Jia Zhong Ma	5,000	5,000
Yu Zhen Sui	5,000	5,000
Wei Liu	5,000	5,000
Chun Xi Zhang	5,000	5,000
Xiao Jing Sun	5,000	5,000
Chun Yan Chai	5,000	5,000
Jian Jun Wu	5,000	5,000
Yu Xia Ju	5,000	5,000
Dian Lin Zhang	5,000	5,000
Guo Yun Sui	5,000	5,000
Xiang Yan Che	5,000	5,000
Shou Lan Shi	5,000	5,000
Shu Rong Zuo	5,000	5,000
Qing Hong Kong	5,000	5,000
Yao Chang	5,000	5,000
Jing Yan Pang	5,000	5,000
Ming Wei Li	5,000	5,000

Shu Chun Li	5,000	5,000
Guo Fang Dong	5,000	5,000
Jian Yang	5,000	5,000
Xiao Ming Zhi	5,000	5,000
Bing Bo Li	5,000	5,000
Zhong Zhang	5,000	5,000
Ren Yun Zhao	5,000	5,000
De Man Sun	5,000	5,000
Qi Jing Wang	5,000	5,000
Gui Zhi Hu	5,000	5,000
Jin Hua Huang	5,000	5,000
Jing Chun Shi	5,000	5,000
Yan Fang	5,000	5,000
Wei Qi Zhang	5,000	5,000
Shu Hong Tian	5,000	5,000
De You Bai	5,000	5,000
Gui Rong Yue	5,000	5,000
Peng Lian	5,000	5,000
Bo Tao Lian	5,000	5,000
Xiao Feng Zhao	5,000	5,000
Jia Ying Kang	5,000	5,000
Huai Bi Yin	5,000	5,000
Hua Jun Lu	5,000	5,000
Feng Ling Yang	5,000	5,000
Qing Chun Yao	5,000	5,000
Sheng Qi Zhang	5,000	5,000
Wen Yan Zhao	5,000	5,000
Ji Ming Chen	5,000	5,000
Lin Wu	5,000	5,000
Xiao Hua Zhu	5,000	5,000
Gui Juan Zheng	5,000	5,000
Cai Rong Liu	5,000	5,000
Xian Ming Meng	5,000	5,000
Ya Jing Zhou	5,000	5,000
Pei Dong Li	5,000	5,000
Yu Tian Zhou	5,000	5,000
Qiu Lan Wang	5,000	5,000
Shou Run Qian	5,000	5,000
Shu Hua Wu	5,000	5,000
Yong Sheng Dai	5,000	5,000
Min Liu	5,000	5,000

Yu Na Liu	5,000	5,000
Li Jing Dong	5,000	5,000
Jun Rong Zong	5,000	5,000
Yong Zhen Zhang	5,000	5,000
Zhi Shun Lin	5,000	5,000
Su Min Lu	5,000	5,000
Hong Ru Yang	5,000	5,000
Qian Lu	5,000	5,000
Li Yan Fu	5,000	5,000
Wei Fang He	5,000	5,000
Yu Guang Wang	5,000	5,000
Zhi Ying Li	5,000	5,000
Chun Xiang Chen	5,000	5,000
Hong Zhou	5,000	5,000
Chun Xue Wang	5,000	5,000
Xiu Rong Guo	5,000	5,000
Ke Ling Wang	5,000	5,000
Min Zhang	5,000	5,000
Hong Liang Zhou	5,000	5,000
Shi Shun Tang	5,000	5,000
Jun Ha	5,000	5,000
Hui Liang Ma	5,000	5,000
Fu Lei Bo	5,000	5,000
Hui Zhou	5,000	5,000
Shu Sheng Yang	5,000	5,000
Shou Gong Liu	5,000	5,000
Zhan Sheng Li	5,000	5,000
Li Yun Liu	5,000	5,000
Yu Shuang Song	5,000	5,000
Ying Ding	5,000	5,000
Guang Hua Fu	5,000	5,000
Ling Li	5,000	5,000
Jing Liu	5,000	5,000
Ting Zhang	5,000	5,000
Jun Mei Zhou	5,000	5,000
Li Bo Zhang	5,000	5,000
Yan Qing Liu	5,000	5,000
Ke Fan Liu	5,000	5,000
Yu Zhu Shan	5,000	5,000
Lan Lan	5,000	5,000
Hong Shen	5,000	5,000

Shu Xian Zhang	5,000	5,000
Yan Bo Wang	5,000	5,000
Qing Xin Meng	5,000	5,000
Gui Ying Liu	5,000	5,000
Yan Yun Li	5,000	5,000
Yong Wang	5,000	5,000
Wu Xiang Yan	5,000	5,000
Jing Zhang	5,000	5,000
Hong Wei Zhang	5,000	5,000
Wen Yan Zhao	5,000	5,000
Li Chen	5,000	5,000
Jian Ying Qu	5,000	5,000
Shi Min Meng	5,000	5,000
Yue Feng Xue	5,000	5,000
Shu Hui Huang	5,000	5,000
Shu Qin Jin	5,000	5,000
Min Yong He	5,000	5,000
Li Yi Liang	5,000	5,000
Xiu Ying Yu	5,000	5,000
Yong Li Zhao	5,000	5,000
Shu Jie Wang	5,000	5,000
Jie Dou	5,000	5,000
Yu Zhi Sun	5,000	5,000
Jing Ting Zhang	5,000	5,000
Chang Ming Sun	5,000	5,000
Hong Cao	5,000	5,000
Shu Qin Lv	5,000	5,000
Jun Li	5,000	5,000
Ai Di Zou	5,000	5,000
Bo Si	5,000	5,000
Hui Nian Li	5,000	5,000
Gui Hua Wang	5,000	5,000
En Lin Chen	5,000	5,000
Cai Mei Li	5,000	5,000
Yan Jie Xue	5,000	5,000
Ru Ling Zhang	5,000	5,000
Ke Wei Sun	5,000	5,000
Guo Qing Zhang	5,000	5,000
Yan Hua Lv	5,000	5,000
Ying Zi Ma	5,000	5,000
Jing Tian	5,000	5,000

Yong He Sun	5,000	5,000
Ya Fen Chen	5,000	5,000
Liang Liu	5,000	5,000
Li Bin Wang	5,000	5,000
Shu Xiang Chen	5,000	5,000
Wen Yan Zhao	5,000	5,000
Hai Dong Liu	5,000	5,000
Xiao Guang Fang	5,000	5,000
Zheng Hua Liang	5,000	5,000
Cong De Xia	5,000	5,000
Li Jun Xiao	5,000	5,000
Wei Han	5,000	5,000
Rong Ying Ni	5,000	5,000
Hai Rong Tao	5,000	5,000
Xue Hua Wang	5,000	5,000
Hai Qin Li	5,000	5,000
Zhen Bo Yu	5,000	5,000
Shu Mei Sun	5,000	5,000
Guo Rong Sun	5,000	5,000
Guo Zhi Duan	5,000	5,000
Gui Ying Sun	5,000	5,000
Gui Jun Sun	5,000	5,000
Shu Yu Zhang	5,000	5,000
Li Jie Huang	5,000	5,000
Hong Lan	5,000	5,000
Xiao Lan He	5,000	5,000
Xiao Hui Jiang	5,000	5,000
De Chun Geng	5,000	5,000
Cheng Xia Zhang	5,000	5,000
Yan Xia Wang	5,000	5,000
Zhi Li Yang	5,000	5,000
Lian Xiang Mei	5,000	5,000
Cun Hua Wang	5,000	5,000
Wei Xin Liu	5,000	5,000
Xiu Ke Dong	5,000	5,000
Bao Zhu Qi	5,000	5,000
Yong Lin	5,000	5,000
Shu Ying Wang	5,000	5,000
Qin Chen	5,000	5,000
Mei Sheng	5,000	5,000
Jing Wu	5,000	5,000

Xin Ling Zhang	5,000	5,000
Shu Hua Tang	5,000	5,000
Wei Zhang	5,000	5,000
Hong Jia Jing	5,000	5,000
Shuang Ma	5,000	5,000
Qi Zhou	5,000	5,000
Ji Wan Piao	6,000	6,000
Mao Jun Teng	6,000	6,000
Yi Zhi Liu	6,000	6,000
Qing Ming Yang	6,000	6,000
Ya Jing Wang	6,000	6,000
Hong Li Xu	6,000	6,000
Jin Bu Sun	6,000	6,000
Xiao Yu Jia	6,000	6,000
Jun Ying Shi	6,000	6,000
Shu Li Yang	6,000	6,000
Jing Hua Zhong	7,000	7,000
Qin Liu	7,000	7,000
Zhi Bin Ding	7,000	7,000
Hai Bo Song	7,000	7,000
Xiao Jie Shen	7,000	7,000
Yan Xiu Tan	7,000	7,000
Zhen Zong	7,000	7,000
Wen Xiang Gu	7,500	7,500
Gui Rong Zhao	8,000	8,000
You De Hao	8,000	8,000
Xiao Guang Zhang	8,000	8,000
De Li Yang	8,000	8,000
Li Jia	8,000	8,000
Shun Chang Zheng	8,000	8,000
Xiao Ming Zhang	8,000	8,000
Xiu Lu	9,000	9,000
Pan Wei Xu	9,000	9,000
Bai Hui Sun	9,000	9,000
Wei Dong	9,000	9,000
Zhan Chen	10,000	10,000
Xue Chen	10,000	10,000
Hong Jun Zhao	10,000	10,000
Bao Di Yang	10,000	10,000
Xiu Cheng An	10,000	10,000
De Wen Wu	10,000	10,000

Huan Qin Huang	10,000	10,000
Li Ping Shi	10,000	10,000
Chun Hua Wu	10,000	10,000
Bang Bang Qi	10,000	10,000
Jin Ming Dai	10,000	10,000
Yue Fang	10,000	10,000
Wei Yan Cheng	10,000	10,000
Li Ming Luo	10,000	10,000
Jian Ping Huang	10,000	10,000
Ying Zhou Liu	10,000	10,000
Chun Rong Yang	10,000	10,000
Jing Yan Liu	10,000	10,000
Zhen Hua Zhang	10,000	10,000
Rui Li Fan	10,000	10,000
Rui Ping Fan	10,000	10,000
Guo Xun Dong	10,000	10,000
Yan Gao	10,000	10,000
Fang Tong	10,000	10,000
Yi Hua Wang	10,000	10,000
Shu Ping Zou	10,000	10,000
Chun Fa Liu	10,000	10,000
Shi Zhong Wang	10,000	10,000
Xiu Hua Yao	10,000	10,000
Qing Hua Li	10,000	10,000
Jia Jun Fu	10,000	10,000
Yu Zhen Wang	10,000	10,000
Sheng Fa Fu	10,000	10,000
Yan Hong Liu	10,000	10,000
Xiu Yan Bi	10,000	10,000
Feng Lin	10,000	10,000
Hong Mei Tang	10,000	10,000
Lai Kang Chi	10,000	10,000
Wei Zhang	11,000	11,000
Huan Ling Zhang	11,000	11,000
Yang Bai	11,000	11,000
Nai Feng Yuan	12,500	12,500
Qiang Zhang	13,000	13,000
Yan Ling Liu	13,000	13,000
Shu Ying Zhou	15,000	15,000
Kai Tao Shi	15,000	15,000
Yu Liu	15,000	15,000

Chun Yan Han	15,000	15,000
Wei Chen	15,000	15,000
Hong Yan Zhao	20,000	20,000
Chang Yu Chen	20,000	20,000
Xiao Ming Yang	20,000	20,000
Ji Xue Wang	20,000	20,000
Shou Lan Zhang	20,000	20,000
Yan Wang	20,000	20,000
Min Gao	20,000	20,000
Ai Xian Xue	20,000	20,000
Wu Jing Ding	20,000	20,000
Wen Ming Li	20,000	20,000
Qing Ling Liu	27,000	27,000
Yu Xia Hua	30,000	30,000
Yu Sen Wang	30,000	30,000
Wen Fei Liu	30,000	30,000
Wei Zhang	30,000	30,000
Gui Fang Zhang	40,000	40,000
Dong Ju Wang	40,000	40,000
Chang Liu	40,000	40,000
Dao Ming Sun	40,000	40,000
Li Wang	45,500	45,500
Yan Li Mu	50,000	50,000
De Fen Sun	50,000	50,000
Ying Zi Sun	50,000	50,000
Chao Sheng Ma	50,000	50,000
Gui Fen Lin	50,000	50,000
Quan Zhi Zheng	50,000	50,000
Mei Feng Rao	50,000	50,000
Rong Kun Wang	50,000	50,000
Ji Gang Guo	50,000	50,000
Hui Fang Qu	70,000	70,000
Jun Xiong	70,000	70,000
Yun Yu Wang	80,000	80,000
Xiao Dong Xiang	80,000	80,000
Lan Ying Fu	100,000	100,000
Qiang Wang	100,000	100,000
Yu Qiu Wang	100,000	100,000
Jing Luo	100,000	100,000
Mei Feng Hui	100,000	100,000
Su Fang Xu	100,000	100,000

He Fen Cui	100,000	100,000
Jun Xia Lv	100,000	100,000
Tao Hu	100,000	100,000
Xiu Fang Lou	100,000	100,000
MAS Capital Securities, Inc. (1)	100,000	100,000
Jing Qing Pan	110,000	110,000
Gui Ping Lin	200,000	200,000
Li Li	350,000	350,000
Zhi You Li	650,000	650,000
Xin Liu	950,000	950,000
Liang Qu	957,500	957,500
Yan Li	1,354,000	1,354,000
Weng Yu-Lien Huang	2,000,000	2,000,000
TOTAL	12,000,000	12,000,000

 (1) MAS Capital Securities, Inc. formerly Herman, Alexis & Co., Inc. is a broker-dealer and is deemed an underwriter for the 100,000 shares it received for consulting services. Mark Herman Rhynes is the President and CEO of MAS Capital Securities, Inc. and has the ultimate voting or investment control over the shares held by MAS Capital Securities, Inc.

Except as stated above, none of the other selling shareholders is a broker-dealer or affiliate of a broker-dealer.

      We will pay all offering expenses except the fees and expenses of any counsel and other advisors that the selling shareholders may employ to represent them in connection with the offering and except for all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

PLAN OF DISTRIBUTION

     The Shareholders may sell the common stock offered by this prospectus directly or through brokers, dealers or underwriters who may act solely as  agents or may acquire common stock as principals. The sales price to the public has been determined by the shareholders to be $.001per share. The price of $.001 per share is a fixed price and all offers and sales will be made at a disclosed fixed price of $.001 per share for the duration of this offering or until such time as the shares are quoted on the OTC Bulletin Board, after which, the offering price will become dependent on market pricing.

The Shareholders may distribute the common stock in one or more of the following methods:

      o     ordinary brokers transactions, which may include long or short sales through the facilities of the Over-the-Counter Bulletin Board (if a market maker successfully applies for inclusion of our common stock in such market) or other market;

      o     privately negotiated transactions;

      o     transactions involving cross or block trades or otherwise on the open market;

      o     purchases by brokers, dealers or underwriters as principal and resale by these purchasers for their own accounts under this prospectus;

      o     sales "at the market" to or through market makers or into an existing market if developed in the future for the common stock;

      o     sales in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales made through agents;

      o     through transactions in puts, calls, options, swaps or other derivatives (whether exchange listed or otherwise); or

      o     any combination of the above, or by any other legally available means.

     In addition, the Shareholders may enter into hedging transactions with broker-dealers who may engage in short sales of common stock, or options or other transactions that require delivery by broker-dealers of the common stock.

     The Shareholders and/or the purchasers of common stock may compensate brokers, dealers, underwriters or agents with discounts, concessions or commissions (compensation may be in excess of customary commissions). The Shareholders and any broker dealers acting in connection with the sale of the shares being registered may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, as amended, and any profit realized by them on the resale of shares as principals may be deemed underwriting compensation under the Securities Act. We do not know of any arrangements between the Shareholders and any broker, dealer, underwriter or agent relating to the sale or distribution of the shares being registered.

     We and the Shareholders and any other persons participating in a distribution of our common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of securities by, these parties and other persons participating in a distribution of securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions subject to specified exceptions or exemptions.

     The Shareholders also may sell any securities that this prospectus covers under Rule 144 of the Securities Act rather than under this prospectus if they qualify.

     We cannot assure you that the Shareholders will sell any of their shares of common stock.

     In order to comply with the securities laws of certain states, if applicable, the Shareholders will sell the common stock in jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Shareholders may not sell or offer the common stock unless the holder registers the sale of the shares of common stock in the applicable state or the applicable state qualifies the common stock for sale in that state, or the applicable state exempts the common stock from the registration or qualification requirement.

DESCRIPTION OF OUR SECURITIES

     The following is a summary of the material terms of our capital stock. This summary is subject to and qualified in its entirety by our Articles of Incorporation, our By-laws and by the applicable provisions of Nevada law.

     Our authorized capital stock consisted of 50,000,000 shares of common  stock par value $0.001 per share, of which there are 50,000,000 shares of common stock issued and outstanding, and no shares of preferred stock, par value $0.001 per share.

Common Stock

     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. According to our charter documents, holders of our common stock do not have preemptive rights, and are not entitled to cumulative voting rights. There are no conversion or redemption rights or sinking fund provided for our stockholders. In the event of a liquidation, dissolution or winding up of our company, subject to the prior rights of the holders of our preferred stock, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

     Our Board of Directors is authorized under the Articles of  Incorporation to provide for the issuance of shares of preferred stock, by resolution or resolutions for the issuance of such stock, and, by filing a certificate of designations under Nevada law, to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued are likely to have priority over our common stock with respect to dividend or liquidation rights.

     The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized preferred stock, unless otherwise required by law.

Transfer Agent

     Presently, we do not have a transfer agent for our common stock. We plan to appoint a transfer agent immediately following the effectiveness of this Registration Statement.

MARKET FOR OUR COMMON STOCK

     There is no market for our common stock. We anticipate seeking sponsorship for the trading of our common stock on the OTC Bulletin Board upon the effectiveness of the registration statement of which this prospectus forms a part. However, we can provide no assurance that our shares will be traded on the OTC Bulletin Board or, if traded, that a public market will materialize.

     As of the date of this Registration Statement, there are 50,000,000 shares of our common stock outstanding.

Penny Stock Regulations

     The SEC has adopted regulations which generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share. Our common stock, when and if a trading market develops, may fall within the definition of penny stock and subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000, or annual incomes exceeding $200,000 or $300,000, together with their spouse).

     For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's prior written consent to the transaction. Additionally, for any transaction, other than exempt transactions, involving a penny stock, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our common stock and may affect the ability of investors to sell their common stock in the secondary market.

Dividends

     Our board of directors has not declared a dividend on our common stock during the last two fiscal years or the subsequent interim period and we do not anticipate the payments of dividends in the near future as we intend to reinvest our profits to grow operations. See "Risk Factors - Risks Related to an Investment in our common stock - We are unlikely to pay cash dividends in the foreseeable future." We rely entirely on dividends from Joss Star Footwear for our funds and PRC regulations may limit the amount of funds distributed to us from Dalian Joss Star, which will affect our ability to declare any dividends. See "Risk Factors -Risks Related to Doing Business in the PRC - Governmental control of currency conversion may affect the value of your investment." Joss Star Footwear is subject to restrictions on paying dividends and making other payments to us.

     There are no restrictions in our Articles of Incorporation or Bylaws that restrict us from declaring dividends. Under Nevada law, we are prohibited from declaring dividends where, after giving effect to the distribution of the dividend:

1. we would not be able to pay our debts as they become due in the usual course of business; or

2. our total assets would be less than the sum of our total liabilities, plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

Rule 144.

     We have no shares of our common stock available for sale under Rule 144.

Registration Rights

     Except for the shares covered by this prospectus, we have not granted registration rights to any of our shareholders or to any other person.

CERTAIN RELATIONHIPS AND RELATED TRANSACTION

     Except as set forth below, there are no transactions with related persons, promoters and certain control persons as required under Item 404 of Regulation S-B.

     On October 9, 2007, we completed a Stock Exchange Agreement with Joss Star International Holdings Group Ltd., or JIH, a BVI corporation, and all of its shareholders. Under the agreement, we exchanged with the JIH shareholders 49,900,000 shares of our common stock for all of the issued and outstanding shares in JIH held by such shareholders. As a result of the transaction, JIH is now our subsidiary. JIH owns 70% of Dalian Joss Star Footwear Co., Ltd., or Joss Star Footwear, a Peoples Republic of China limited liability company. The remaining 30% equity interest in Joss Star Footwear is held by Dong Yang an unaffiliated Korean company.

    On January 5, 2006, Joss Star International Holdings Group Ltd., or JIH and Dalian Jossstar Trading Co., Ltd., or Joss Star Trading, an entity controlled by our CEO Ms. Zhang, entered into an agreement pursuant to which JIH acquired 70% ownership of Joss Star Footwear from Joss Star Trading. The transaction was consummated on September 4, 2006.

     We have an unwritten agreement with Ms. Zhang, our CEO, to use the factory land and building free of charge for a period of at least 12 months from the effective date of this registration statement. We have not negotiated an agreement beyond the stated 12 month period. In addition, we have an unwritten agreement with Joss Star Bairui, an entity controlled by our CEO Ms. Zhang, to use our existing office space free of charge for a period of at least 12 months from the effective date of this registration statement. We have not negotiated an agreement beyond the stated 12 month period. We believe that the terms of the above transactions were commercially reasonable and no less favorable to us than we could have obtained from an unaffiliated third party on an arm’s length basis.

     At September 30, 2007, there was a balance due from a company controlled by the Company’s CEO of RMB$1,696,848 (approximately US$232,299). At September 30, 2007, there was a balance due to Chen Wen Wang, our President for RMB112,791 (approximately US$15,441). At September 30, 2007, there as a balance due to Joss Star Bairui of RMB679,474 (approximately US$93,020) These balances are the result of cash advances to and from these affiliates. No interest is charged by the Company or the affiliated company. The term of the advances is due on demand to the Company and the affiliated company.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC, 100 F Street, N.E., Washington, D.C. 20549, a registration statement on Form SB-2, under the Securities Act for the common stock offered by this prospectus. We have not included in this prospectus all the information contained in the registration statement and you should refer to the registration statement and its exhibits for further information.

     The registration statement and reports, statements and other information we file with the SEC under the Exchange Act may be read and copied at the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room at 1-800-SEC-0330. The SEC maintains a web site (http://www.sec.gov.) that contains the registration statements, reports, proxy and information statements and other information regarding registrants that file electronically with the SEC such as us. You may access our SEC filings electronically at this SEC website. These SEC filings are also available to the public from commercial document retrieval services.

LEGAL MATTERS

     Daniel H. Luciano, Attorney-At-Law, 242A West Valley Brook Road, Califon, New Jersey 07830  has acted as our counsel in connection with a legal opinion relating to the validity of the shares under this prospectus that will be issued by the Company. No other matters have been passed upon by such counsel.

EXPERTS

     Robert G. Jeffery, independent certified public accountants has audited the financial statements of Dalian Jossstar Footwear Co. Ltd. included in this registration statement to the extent, and for the periods set forth in his report. We have relied upon such report, given upon the authority of such firm as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Joss Star International Group, Inc.

We have audited  the  accompanying balance  sheet  of Dalian Joss Star International Group, Inc. as of December 31,  2006,  and  the  related  statements  of  operations, changes  in  stockholders’ equity,  and  cash  flows  for  the  period September 5 (Date of Inception) to  December  31, 2006.  These financial statements are the responsibility of the Company management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We  conducted  the  audits  in  accordance  with  the  standards  of  the Public  Company Accounting  Oversight  Board  (United  States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged  to  perform,  an  audit  of  its  internal  control  over  financial  reporting.    Our audit  included  consideration  of  internal  control  over  financial  reporting  as  a  basis for  designing  audit  procedures  that  are  appropriate  under  the  circumstances,  but not for  the  purpose  of  expressing  an  opinion  on  the  effectiveness  of  the  Company’s internal  control  over  financial  reporting.    Accordingly, we express no such opinion.  An audit  includes  examining,  on  a  test  basis,  evidence  supporting  the  amounts  and disclosures  in  the  financial  statements.    An  audit  also  includes  assessing the accounting  principles  used  and  significant  estimates  made  by  management,  as  well as  evaluating  the  overall  financial  statement  presentation.    We  believe  that  our  audits provide  a  reasonable  basis  for  our  opinion.

In  our  opinion,  the    financial  statements  referred  to  above  present  fairly,  in  all material  respects,  the  financial  position  of Joss Star International Group, Inc.  as  of December  31,  2006,  and  the  results  of  its  operations  and  cash  flows  for  the period September 5 (Date of Inception) to December  31,  2006 in  conformity  with  U.S. generally accepted accounting  principles.

The accompanying  financial statements have been prepared assuming that the Company will continue as a going concern.  As shown in the accompanying  financial statements, at December 31, 2006, the Company had no working capital and no stockholders’ equity.  These factors among other things, also discussed in Note 4 to the financial statements, raise substantial doubt about the ability of the Company to continue as a going concern.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities that might be necessary should the Company be unable to continue in operation.

/s / Robert G. Jeffrey

Robert G. Jeffrey, Certified Public Accountants

March 17, 2008

Wayne, New Jersey

Joss Star International Group, Inc.

(A Development Stage Company)

Balance Sheet

December 31, 2006

Assets
Total Assets	$ -

Liabilities and Stockholders’ Equity
Total liabilities	$ -
Stockholders’ Equity:
Common Stock – authorized 50,000,000 shares of $.001 par value; issued and outstanding, none.	-
Total Stockholders’ Equity	-
Total Liabilities and Stockholders’ Equity	$ -

The accompanying notes are an integral part of these financial statements.

Joss Star International Group, Inc.

(A Development Stage Company)

Statement of Operations

For the Period September 5 (Date of Inception) to December 31, 2006

Revenue	$ -

Expenses	-
____
Results of operations	$ -

Weighted average numbers of shares of shares outstanding	-

The accompanying notes are an integral part of these financial statements.

Joss Star International Group, Inc.

(A Development Stage Company)

Statement of Changes in Stockholders’ Equity

For the Period September 5 (Date of Inception) to December 31, 2006

	Capital Stock		Retained Earnings	Total
	Shares	Amount
Balance, September 5, 2006	-	$ -	$ -	$ -

Activity of September 5 to December 31, 2006	-	-	-	-
	____	____	____	____
Balance, December 31, 2006	_-	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

Joss Star International Group, Inc.

(A Development Stage Company)

Statement of Cash Flows

For the Period September 5 (Date of Inception) to December 31, 2006

Cash Flows from Operations	$ -

Cash Flows from Investing Activities	-

Cash Flows from Financing Activities	-
______
Net change in cash balance	-

Cash Balance, September 5, 2006	-
Cash Balance, December 31, 2006	$ -

The accompanying notes are an integral part of these financial statements.

Joss Star International Group, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2006

1.

Organization and Business

The Company was incorporated in the state of Nevada, September 5, 2006.  It was formed to acquire Joss Star International Holdings Group Ltd. (JIH), a company which, on September 4, 2006, had acquired 70% of the ownership interest of Dalian Jossstar Footwear Co., Ltd. (Footwear).  On October 9, 2007, the Company executed a Stock Exchange Agreement by which it acquired all of the outstanding stock of JIH in exchange for 49,900,000 shares of Company common stock.  The Company, thus, effectively acquired the 70% ownership interest in Footwear.  This transaction closed on October 9, 2007, and JIH distributed to its shareholders the 49,900,000 shares of Company stock it thus acquired.

JIH is a limited liability company formed in the British Virgin Islands on January 5, 2006.  Its only asset is the 70% ownership interest in Footwear.

Footwear is a limited liability company formed in the Peoples’ Republic of China (China) on May 14, 2001.  It has operated in China since its inception, producing sports footwear.

A majority ownership interest in each of the Company, JIH, and Footwear is held by the Company President.

2.

Related Party Transactions

On June 1, 2007, the Company President was awarded 1,000 shares of Company stock in exchange for services in organizing the Company.  These services were valued at $1,000.  Shortly after the issuance of these shares, they were surrendered by the President, and cancelled.

The Company President is also the president and majority owner of the equity interests of JIH and Footwear, companies with which the Company will have significant transactions (see Note 3).

The Company president and the president of Footwear are husband and wife.

Joss Star International Group, Inc.

(A Development Stage Company)

Notes to Financial Statements

December 31, 2006

3.

Subsequent Events

On October 9, 2007, the Company acquired a 70% equity interest in Footwear from JIH by the issuance of 49,900,000 shares of Company capital stock.  This transaction was valued by the Board of Directors at $49,900,000.

4.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As shown in the financial statements, the Company had no working capital and no amount of stockholders’ equity as of December 31, 2006.  These factors raise substantial doubt about the ability of the Company to continue as a going concern.  The financial statements do not include adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue in operation.  The Company’s present plans, the realization of which cannot be assured, to overcome these difficulties include but are not limited to an effort to raise capital in public and private markets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors - Dalian Jossstar Footwear Co., Ltd.

We have audited  the  accompanying balance  sheet  of Dalian Jossstar Footwear Co., Ltd. as of December 31,  2006,  and  the  related  statements  of  operations,  changes  in  members deficit,  and  cash  flows  for  the  years  ended  December  31,  2006  and  2005.  These financial statements are the responsibility of the Company management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We  conducted  the  audits  in  accordance  with  the  standards  of  the Public  Company  Accounting  Oversight  Board  (United  States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we  engaged  to  perform,  an  audit  of  its  internal  control  over  financial  reporting.    Our  audit  included  consideration  of  internal  control  over  financial  reporting  as  a  basis  for  designing  audit  procedures  that  are  appropriate  under  the  circumstances,  but  not  for  the  purpose  of  expressing  an  opinion  on  the  effectiveness  of  the  Company’s  internal  control  over  financial  reporting. Accordingly, we express no such opinion.  An  audit  includes  examining,  on  a  test basis,  evidence  supporting  the  amounts  and  disclosures  in  the  financial  statements. An  audit  also  includes  assessing the  accounting  principles  used  and  significant estimates  made  by  management,  as  well  as  evaluating  the  overall  financial statement  presentation.    We  believe  that  our  audits  provide  a  reasonable  basis  for our  opinion.

In  our  opinion,  the    financial  statements  referred  to  above  present  fairly,  in  all  material  respects,  the  financial  position  of Dalian Jossstar Footwear Co., Ltd.  as  of  December  31,  2006,  and  the  results  of  its  operations  and  cash  flows  for  the  years  ended  December  31,  2006  and  2005  in  conformity  with  U.S. generally accepted accounting  principles.

The accompanying  financial statements have been prepared assuming that the Company will continue as a going concern.  As shown in the accompanying  financial statements, at December 31, 2006 the Company had a working capital deficiency of $1,042,834 as well as an accumulated deficit of $995,974.  In addition, the Company has had a continuing record of losses.  These factors among other things, also discussed in Note 4 to the financial statements, raise substantial doubt about the ability of the Company to continue as a going concern.  The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities that might be necessary should the Company be unable to continue in operation.

/s / Robert G. Jeffrey

Robert G. Jeffrey, Certified Public Accountants

March 17, 2008

Wayne, New Jersey                                                   F-7

DALIAN JOSSSTAR FOOTWEAR CO., LTD.
BALANCE SHEET
As At December 31, 2006
ASSETS
Current Assets:
Cash	$ 628
Accounts receivable, net of allowance for doubtful accounts of $17,435	163,160
Other accounts receivable	48,741
Inventory	25,390
Prepaid expenses	12,130
Total current assets	250,049
Fixed Assets:
Machinery and equipment	380,784
Less accumulated depreciation	138,617
Net machinery and equipment	242,167
Construction in progress	622,730
Total fixed assets	864,897
Other Assets: Advances to affiliated company	176,124

Total Assets	$ 1,291,070

LIABILITIES AND MEMBERS’ DEFICIT
Current Liabilities:
Notes payable	$ 434,921
Accounts payable	394,718
Other accounts payable	399,385
Accrued liabilities	49,505
Shareholder advance	14,354
Total current liabilities	1,292,883

Members’ Deficit:
Paid in capital	1,084,131
Accumulated deficit	(1,045,974)
Accumulated comprehensive loss	(39,970)
Total members’ deficit	(1,813)
Total Liabilities and Members’ Deficit	$ 1,291,070
The accompanying notes are an integral part of these financial statements. F-8

DALIAN JOSSSTAR FOOTWEAR CO., LTD.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2006 and 2005

	2006	2005

Sales	$ 271,617	$ 478,122
Cost of Sales	295,772	652,564
Gross Loss	(24,155)	(174,442)

Expenses:
Selling and Administrative Expenses	178,709	95,922
Operating Loss	(202,864)	(270,364)

Other Income and Expense:
Interest Expense	(46,881)	(30,526)
Other Expense	(3,525)	(1,038)
Total other expense	(50,406)	(31,564)

Net loss	(253,270)	(301,928)

Other comprehensive loss:
Loss on foreign currency conversion	(25,140)	(14,830)
Total Comprehensive Loss	$(278,410)	$(316,758)

The accompanying notes are an integral part of these financial statements.
F-9

DALIAN JOSSSTAR FOOTWEAR CO., LTD.
STATEMENTS OF CHANGES IN MEMBERS’ DEFICIT
For the Years Ended December 31, 2006, and 2005

	Paid in Capital		Accumulated Other
		Accumulated Deficit	Comprehensive Loss	Total

Balance, January 1, 2005	$1,034,131	$(490,776)	$ -	$ 543,355

Capital contribution	25,000			25,000

Net loss for 2005	______	(301,928)	(14,830)	(316,758)

Balance, December 31, 2005	1,059,131	(792,704)	(14,830)	251,597

Capital contribution	25,000			25,000

Net loss for 2006		(253,270)	(25,140)	(278,410)
	______	________	_____	______
Balance, December 31, 2006	$ 1,084,131	$(1,045,974)	$(39,970)	$ (1,813)

The accompanying notes are an integral part of these financial statements.  F-10

DALIAN JOSSSTAR FOOTWEAR CO., LTD.
STATEMENTS OF CASH FLOWS For the Years Ended December 31, 2006 and 2005
	2006	2005
CASH FLOWS FROM OPERATIONS:
Net loss	$(253,270)	$(301,928)
Adjustments to reconcile net loss to net cash provided by operating activities:
Charges not requiring the outlay of cash:
Depreciation	35,310	37,721
Provision for doubtful accounts	17,435	-
Rent imputed as capital contribution	25,000	25,000

Changes in assets and liabilities:
Decrease (increase) in accounts receivable	172,381	(204,377)
Decrease (increase) in other receivables	(34,987)	70,304
Decrease (increase) in inventory	(3,702)	279,175
(Increase) decrease in prepaid expenses	6,007	(18,137)
Increase in accounts payable	5,096	85,091
Increase (decrease) in accrued liabilities	(13,147)	14,482
Increase in other payables	255,537	63,217
Net Cash Provided By
Operating Activities	211,660	50,548

CASH FLOWS FROM INVESTING ACTIVITIES:

Increase in construction in progress	-	(186,960)
Net Cash Consumed By
Investing Activities	-	(186,960)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in borrowings under short term loan	1,270	10,792
Advances from affiliate	-	45,262
Advances to affiliate	(176,124)	-
Repayments of advances from affiliate	(45,262)	-
Repayments of advances to affiliate	-	109,282
Advances from shareholder	14,354	-
Net Cash Provided (Consumed) By
Financing Activities	(205,762)	165,336

Effect of foreign currency translation	(25,140)	(14,830)

Net change in cash	(19,242)	14,094
Cash balance, beginning of period	19,870	5,776
Cash balance, end of period	$ 628	$ 19,870

The  accompanying  notes  are  an  integral  part  of  these  financial  statements.

DALIAN JOSSSTAR FOOTWEAR CO., LTD.

NOTES TO  FINANCIAL STATEMENTS

December 31, 2006

1.  ORGANIZATION and BUSINESS

Organization of Company

The Company is a limited liability company formed in the People’s Republic of China (China) on May 14, 2001.  There are no shares authorized or issued.  As is the customary in China, ownership interests are designated by the percentage of Company capital contributed by each owner.

Business

All of the operations of the Company are within China.  With small exceptions, its sales have all been to customers in the Republic of Korea.   It has produced footwear since its inception.     The Company was initially established to perform production services for a footwear manufacturer located in Korea and, until 2005, all of its revenues were fees for the processing services performed for that manufacturer.  In 2005, the Company sold footwear products to two Korean customers.  Fees from those customers totaled $183,131 and $294,941, respectively, in 2005 and $22,708 and $3,600 respectively, in 2006.  The Company does not expect to receive additional fees from these customers.  It is now in the process of expanding its manufacturing facilities to allow it to serve a broader footwear market.

DALIAN JOSSSTAR FOOTWEAR CO., LTD.

NOTES TO  FINANCIAL STATEMENTS

December 31, 2006

1.  ORGANIZATION and BUSINESS (CONT’D)

Risks and Uncertainties

Footwear operates  under  authority  of  a  business  license  which  was  granted July 9, 2001 for a period of twenty years.  Renewal  of  the  license  depends  on  the  result  of  government  inspections  which  are  made  to  ensure  environmental  laws  are  not  breeched.

The  officers  of  the  Company  control,  through  a  combination  of  direct and indirect  ownership,  all  of  the  outstanding  stock  of  the  Company.    As  a  result,  insiders  will  be  able  to  control  the  outcome  of  all  matters  requiring  stockholder  approval  and  will  be  able  to  elect  all  of  the  Company  directors.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

For  purposes  of  the  statements  of  cash  flows,  the  Company  considers  all  short  term  debt  securities  purchased  with  a  maturity  of  three  months  or  less  to  be  cash  equivalents.

Concentrations Of Credit Risk

Financial  instruments  which  potentially  subject  the  Company  to  concentrations  of  credit  risk  consist  of  cash, accounts receivable and other accounts receivable.  However  all  Company  assets  are  located  in  China,  and  Company  cash  balances  are  on  deposit  at  a  financial  institution  in  China,  the  currency of  which  is  not  free  trading.    Foreign  exchange  transactions  are  required  to  be  conducted  through  institutions  authorized  by  the  Chinese  government  and  there  is  no  guaranty  that  Chinese  currency  can  be  converted  to  U.S. or other  currencies.

DALIAN JOSSSTAR FOOTWEAR CO., LTD.

NOTES TO  FINANCIAL STATEMENTS

December 31, 2006

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Recognition Of Revenue

Revenue is recognized when product is delivered to customers.   In  determining  delivery,  consideration  is  given  to  the  following:    whether  an  arrangement  exists  with  the  buyer;  whether  delivery  has  occurred;  whether  the  price  to  the  buyer  is  fixed  or  determinable;  and  that  collection  is  reasonably  assured.

No  provision  is  made  for  any  right  of  return  that  may  exist  as  the  criteria  specified  in  Statement  of  Financial  Accounting  Standards  (SFAS)  No. 48  have  been  met.  The Company does not offer warranties and it has experienced no returns.

Fair Value Of Financial Instruments

The  carrying  amounts  of  the  Company’s  financial  instruments,  which  include  cash,  accounts  receivable,  other  receivables,  accounts  payable,  accrued  liabilities,  and  other  liabilities,  approximate  their  fair  values  at  December  31,  2006.

Inventories

Inventories  are  valued  at  the  lower  of  cost  or  market,  with  cost  being  determined  on  the  first  in  first  out  basis.  Inventories consist only of raw material.

Fixed Assets

Fixed assets are recorded at cost.    Depreciation  is  computed  using  the  straight  line  method,  with  lives  of  ten  years  for  production  equipment  and  five  years  for  office  furniture  and  equipment.

DALIAN JOSSSTAR FOOTWEAR CO., LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Income Taxes

The Company generates  its  income  in  China  where  Value  Added  Tax,  Income  Tax,  City  Construction  and  Development  Tax  and  Education  Surcharge  taxes  are  applicable.    The  Company    does  not  conduct  any  of  its  operations  in  the  United States, therefore,  U.S. taxes are  not  applicable.

Use Of Estimates

The  preparation  of  financial  statements  in  conformity  with  generally  accepted  accounting  principles  requires  management  to  make  estimates  and  assumptions  that  affect  certain  reported  amounts  and  disclosures  of  contingent  assets  and  liabilities  at  the  date  of  the  financial  statements  and  the  reported  amounts  of  revenues  and  expenses  during  the  reporting  periods.    Actual results could differ from those estimated.

Advertising Costs

The Company will expense advertising costs when an advertisement occurs.    There were no advertising costs incurred during 2006 or 2005.

Allowance For Doubtful Accounts

Provisions are periodically made for doubtful accounts based on evaluation of the ages of the items making up the accounts receivable balances and their creditworthiness.

Other Comprehensive Income

The  Company  reports  as  other  comprehensive  income  revenues,  expenses,  and  gains  and  losses  that  are  not  included  in  the  determination  of  net  income.

F-15

DALIAN JOSSSTAR FOOTWEAR CO., LTD.

NOTES TO  FINANCIAL STATEMENTS

December 31, 2006

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Foreign Currency Translation

All Company assets are located in China.    These  assets  and  related  liabilities  are  recorded  on  the  books  of  the  Company  in  the  currency  of  China  (Renminbi).    They are translated into US dollars as follows:

(a)  Current  assets,  current  liabilities  and  long  term  monetary  assets  and  liabilities,  at  the  rate  of  exchange  in  effect  at  the  balance  sheet  date;

(b)  Non-monetary  assets  and  liabilities  at  the  exchange  rates  prevailing  at  the  time  of  the  acquisition  of  the  assets  or  assumption  of the  liabilities;    and,

(c)  Revenues  and  expenses,  at  the  average  rate  of  exchange  for  the  year.

Unrealized gains  and  losses  arising  from  this  translation  of  foreign  currency  are   included  in  other  comprehensive income.

Product Warranties

The  Company  provides  product  warranties  for  approximately 100 percent  of  the  products  sold.    The  cost  of  servicing  these  warranties  has  not  been  significant  and  it  is  recorded  only  as  incurred.

Segment Reporting

Management treats the operations of the Company as one segment.

DALIAN JOSSSTAR FOOTWEAR CO., LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

3.  STATUTORY RESERVE

The  Company  allocates  10%  of  after tax profit of the previous year,  if  any,  to  the  Statutory  Reserve  Fund  and  5%  to  the  Statutory  Public  Welfare  Fund,  as  determined  from  year  to  year.  These  funds  are  allocated  appropriately  until  reserves  reach  50%  of  Paid  in  Capital.

4.  RELATED PARTY TRANSACTIONS

The Company conducts its business from office space leased in Dalian, China; it conducts its manufacturing operations in a building operated under a long term lease by the Company chairman.  To date, no rent has been charged for the manufacturing facility; if rent were charged, it would be approximately $25,000 per year.  This amount has been charged to manufacturing cost and credited to paid in capital.

At December 31, 2006, there was a balance due from Joss Star Trading Co. Ltd., a company controlled by the Company chairman, of $176,124; at December 31, 2005, there was a $45,262 balance due to this affiliated company.  These balances are the result of cash advances to and from this affiliate.  The balance is due on demand and does not bear interest.  This balance has been classified as a non current asset.

On October 9, 2007, Joss Star International Group, Inc. (Group), a corporation organized September 5, 2006 in the state of Nevada, entered into a Share Exchange Agreement with Joss Star International Holdings Group, Ltd, (JIH) a corporation organized under the laws of the British Virgin Islands, under which Group acquired all of the outstanding stock of JIH in exchange for 49,900,000 shares of Group common stock.  As a result of that transaction, Group effectively acquired ownership of 70% of the outstanding stock of the Company.

Included in other accounts receivable at December 31, 2006 were balances due from a brother of the Company president ($13,900); from JIH ($1,560); and from a company controlled by the Company chairman ($11,670)

5.

 CONSTRUCTION IN PROGRESS

Several years ago, the Company began an expansion of its production facilities to allow for a broadening of its product line.  The intention was to expand the line of footwear and pursue a larger potential market.  A shortage of capital resources caused a delay in this expansion and the project has not yet been completed.

DALIAN JOSSSTAR FOOTWEAR CO., LTD.

NOTES TO  FINANCIAL STATEMENTS

December 31, 2006

6.  NOTES PAYABLE

The Company has a bank loan which matured December 28, 2006, and was renewed for a period ending November 28, 2007.  The note bears interest at 5.823%.  The note does not require collateral.  It was renewed, again, on November 28, 2007.

7.  RENTALS UNDER OPERATING LEASES

The Company conducts its operations from its principal place of business, an office in Dalian, China.    This space is leased under a noncancelable operating lease which expires August 16, 2008.    The Company has no other lease obligations.  Minimum lease payments due in future years are:

2007

$47,413

2008

  29,633

8.  INCOME TAXES

The Company files income tax returns in China.  Its operations have, thus far, not been profitable and income taxes have not been accrued.  Net operating losses were reported on these tax returns for both 2006 and 2005.  The laws of China permit the carryforward of net operating losses for periods of five years.  At December 31, 2006, the Company had net operating losses of $908,600 available for future use.  If not used, these carryforwards will expire as follows:

2008

$157,100

2009

    89,800

2010                  276,400

2011

  385,300

Under SFAS No. 109, “Accounting for Income Taxes”, recognition of deferred tax assets is permitted unless it is more likely than not that the assets will not be realized.  The Company has recorded deferred tax assets as detailed below.  During 2006, the valuation allowance increased by $127,100.

Deferred tax assets

$299,800

Valuation allowance

  299,800

Balance recognized

$      -

DALIAN JOSSSTAR FOOTWEAR CO., LTD.

NOTES TO  FINANCIAL STATEMENTS

December 31, 2006

9.

OTHER ACCOUNTS RECEIVABLE

This account consists of advances to employees and associates of the Company.  All were subsequently collected.

10.

 COST OF GOODS SOLD

Cost of goods sold includes the cost of raw materials and supplies, the cost of labor and overhead employed to process footwear, and the cost of purchasing, receiving and storage.

11.  EXPENSES

Major items included in Selling and Administrative expenses are presented below:

	2006	2005
Administrative Expenses
Salaries and benefits	25,305	37,614
Travel	21,000	4,378
Professional fees	28,013	250

      12.  SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

There was no cash paid for income taxes during either of the periods presented.

Cash was paid for interest in the amounts of $45,887 in 2006 and $29,924 in 2005.  There were no non cash investing or financing activities during either of the periods presented.

13.  RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

None of the recently adopted accounting pronouncements will have a material affect on the Company financial position, results of operations, or cash flows.

DALIAN JOSSSTAR FOOTWEAR CO., LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

14.  GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As shown in the financial statements, the Company had a material working capital deficiency and an accumulated deficit as of December 31, 2006, and has experienced continuing losses.  These factors raise substantial doubt about the ability of the Company to continue as a going concern.  The financial statements do not include adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue in operation.  The Company’s present plans, the realization of which cannot be assured, to overcome these difficulties include but are not limited to the continuing effort to raise capital in public and private markets.

15.  CONTINGENCIES

Consistent with business practices in China, the Company carries insurance on only its vehicles.

16.  SUBSEQUENT EVENTS

On October 9, 2007, Group acquired all of the outstanding stock of JIH, a company which owns a 70% equity interest in the Company in exchange for 49,900,000 shares of Group common stock. The Company, thus, became a 70% subsidiary of Group.

Pro Forma Financial Statements

On October 9, 2007, Joss Star International Group, Inc. (Company) executed a Share Exchange Agreement, under which it acquired all of the outstanding stock of Joss Star International Holdings Group Ltd. (JIH), a company which owns a 70% equity interest in Dalian Jossstar Footwear Co. Ltd. (Footwear) for 49,900,000 shares of Company common stock, which when issued will represent all of the Company stock outstanding at that time.  The Company, thus, acquired a 70% ownership interest in Footwear. The accounting for this acquisition will be reverse merger accounting which is effectively a reorganization of the acquired entity; the majority of the control of the Company is now with the former owners of JIH.  The Company is the legal acquirer in this transaction, and JIH is the accounting acquirer.  As such, historical financial information will be that of JIH.  The equity section of the balance sheet, and earnings per share have been retroactively restated to reflect the share issuance of the Share Exchange Agreement.

These pro forma financial statements are presented for informational purposes only and do not purport to be indicative of the financial condition that may have resulted if the acquisition had been consummated at September 30, 2007.  The pro forma financial statements should be read in conjunction with the notes thereto and the financial statements of Footwear and the Company and related notes, contained in this filing, for the year ended December 31, 2006.  Pro-forma unaudited financial data relating to the reverse merger with JIH, for the nine month period ended September 30, 2007, is as follows:

BALANCE SHEET, SEPTEMBER 30, 2007

	Joss Star International Group, Inc.	Joss Star International Holdings Group, Ltd.	Pro-Forma Adjustments	Pro-Forma Statements of Joss Star International Group, Inc.

Accounts receivable	$ -	$ 99,575		$ 99,575
Inventory	-	77,931		77,931
Other accounts receivable	-	148,226		148,226
	-	________		________
Current assets	-	325,732		325,732
Fixed assets – net	-	219,321		219,321
Construction in progress	-	622,730	-	622,730
Total assets	$ -	$1,167,783	$ -	$1,167,783

Notes payable	$ -	$ 438,970	$ -	$ 438,970
Accounts payable	-	491,613		491,613
Accrued expenses	-	16,986		16,986
Other accounts payable	-	448,154		448,154
Shareholder advance	-	14,926	______	14,926
Current liabilities	-	1,410,649	-	1,410,649

Stockholders’ deficit:
Common stock	-	-	49,900,000(1)	49,900
Capital in excess of par value	-	1,084,131	(49,900)(1)	-
Paid in capital	-		(1,034,231)(2)	-
Accumulated deficit	-	(1,250,456)	1,034,231 (2)	(216,225)
Comprehensive loss	-	(76,541)	______-	(76,541)

Total stockholders’ deficit	-	(242,866)	-	(242,866)
Total liabilities and stockholders’ deficit	$ -	$1,167,783	$ -	$1,167,783

STATEMENT OF OPERATIONS – NINE MONTH PERIOD

SEPTEMBER 30, 2007

	Joss Star International Group, Inc.	Joss Star International Holdings Group, Ltd.	Pro-Forma Adjustments	Pro-Forma Statements of Joss Star International Group, Inc.

Sales net	$ -	$ -	$ -	$ -
Cost of Goods Sold	-	-	-	-
Gross Profit	-	-	-	-

Selling, general and administrative expense	-	141,517	-	141,517
Interest	-	62,965	-	62,965
Loss before minority interest	-	(204,482)	-	(204,482)
Minority interest	-	-	-	-

Net loss	-	(204,482)	-	(204,482)
Other comprehensive loss	-	(36,571)	-	(36,571)
Total comprehensive loss	$ -	$(241,053)	$ -	$(241,053)

Net loss per share	$ -	$ -	$ -	$ -

Weighted average shares		49,900,000		49,900,000

(1)

Issuance of 49,900,000 shares of $.001 par value Group common stock in exchange for the outstanding common stock of JIH.

(2)

Elimination of stockholders’ equity account of JIH.

(3)

No provision has been made for the minority interest in the results of operations, as the stockholders’ equity of Footwear was a deficit.

Audited financial statements of Group and Footwear for the year ended December 31, 2006 are included in this filing.   Financial statements of Group and Footwear for the nine month periods ended September 30, 2007 and 2006 are also included in this filing.

Joss Star International Group, Inc.

(A Development Stage Company)

Balance Sheet

September 30, 2007

Assets
Total Assets	$ -

Liabilities and Stockholders’ Equity
Total liabilities	$ -
Stockholders’ Equity:
Common Stock – authorized 50,000,000 shares of $.001 par value; issued and outstanding, none.	-
Total Stockholders’ Equity	-
Total Liabilities and Stockholders’ Equity	$ -

The accompanying notes are an integral part of these financial statements.

F-22

Joss Star International Group, Inc.

(A Development Stage Company)

Statements of Operations

For the Three and Nine Month Periods Ended September 30, 2007 and the Period September 5 (Date of Inception) to September 30, 2006

	Three Month Period Ended September 30, 2007	Nine Month Period Ended September 30, 2007	September 5, 2006 (Date of Inception) To September 30, 2006
Revenue	$ -	$ -	$ -

Expenses	-	-	-
	____	____	____
Results of operations	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

Joss Star International Group, Inc.

(A Development Stage Company)

Statements of Cash Flows

For the Three and Nine Month Periods Ended September 30, 2007 and the Period September 5 (Date of Inception) to September 30, 2006

	Three Month Period Ended September 30, 2007	Nine Month Period Ended September 30, 2007	September 5, 2006 (Date of Inception) To September 30, 2006
Cash Flows from Operations	$ -	$ -	$ -

Cash Flows from Investing Activities	-	-	-

Cash Flows from Financing Activities	-	-	-
	______	______	______
Net change in cash balance	-	-	-

Cash Balance, September 5, 2006	-	-	-
Cash Balance, December 31, 2006	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

Joss Star International Group, Inc.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

September 30, 2007

(Unaudited)

1.

BASIS OF PRESENTATION

The unaudited interim financial statements of Joss Star International Group, Inc. (“the Company”) as of September 30, 2007 and for the three and nine month periods ended September 30, 2007 and the period September 5, 2006 (Date of Inception) to September 30, 2006 have been prepared in accordance with accounting principles generally accepted in the United States of America.  In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods.  The results of operations for the nine month period ended September 30, 2007 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2007.

Certain information and disclosures normally included in the notes to financial statements have been condensed or omitted as permitted by the rules and regulations of the Securities and Exchange Commission, although the Company believes the disclosure is adequate to make the information presented not misleading.  The accompanying unaudited financial statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 2006.

2.

GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As shown in the financial statements, the Company had no working capital and no amount of stockholders’ equity as of December 31, 2006.  These factors raise substantial doubt about the ability of the Company to continue as a going concern.  The financial statements do not include adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue in operation.  The Company’s present plans, the realization of which cannot be assured , to overcome these difficulties include but are not limited to an effort to raise capital in public and private markets.

DALIAN JOSSSTAR FOOTWEAR CO., LTD.
BALANCE SHEET
As At September 30, 2007 (Unaudited)
ASSETS
Current Assets:
Accounts receivable, net of allowance for doubtful accounts of $17,998	$ 99,575
Other accounts receivable	148,226
Inventory	77,931
Total current assets	325,732
Fixed Assets:
Machinery and equipment	384,720
Less accumulated depreciation	165,399
Net machinery and equipment	219,321
Construction in progress	622,730
Total fixed assets	842,051

Other Assets:
Advances to affiliated company	225,717
Total Assets	$ 1,393,500

LIABILITIES AND MEMBERS’ DEFICIT
Current Liabilities:
Note payable	$ 438,970
Accounts payable	491,613
Other accounts payable	583,486
Accrued liabilities	16,986
Shareholder advance	14,926
Advances from affiliate	90,385
Total current liabilities	1,636,366

Members’ Deficit:
Paid in capital	1,084,131
Accumulated deficit	(1,250,456)
Accumulated other comprehensive loss	(76,541)
Total members’ deficit	(242,866)
Total Liabilities and Members’ Deficit	$1,393,500
The accompanying notes are an integral part of these financial statements.
F-25

DALIAN JOSSSTAR FOOTWEAR CO., LTD.
STATEMENTS OF OPERATIONS
For the Nine Month Periods Ended September 30, 2007 and 2006 (Unaudited)

	2007	2006

Sales	$ -	$ 26,511
Cost of Sales	-	(103,719)
Gross Profit (Loss)	-	(77,208)

Expenses:
Selling and Administrative Expenses	141,517	120,214
Operating Loss	(141,517)	(197,422)

Other Income and Expense:
Interest Expense	(62,965)	(12,647)
Other Expense	-	(2,823)
Total other expense	(62,965)	(15,470)

Net loss	(204,482)	(212,892)

Other comprehensive loss:
( Loss) on foreign currency conversion	(36,571)	(1,717)
Total Comprehensive Loss	$ (241,053)	$(214,609)

The accompanying notes are an integral part of these financial statements. F-26

DALIAN JOSSSTAR FOOTWEAR CO., LTD.
STATEMENTS OF CASH FLOWS For the Nine Month Periods Ended September 30, 2007 and 2006 (Unaudited)
	2007	2006
CASH FLOWS FROM OPERATIONS:
Net loss	$ (204,482)	$(212,892)
Charges not requiring the outlay of cash:
Depreciation	26,782	26,604
Changes in assets and liabilities:
Decrease in accounts receivable	63,585	74,772
Increase in other receivables	(99,485)	(50,622)
Increase in inventory	(52,541)	(1,163)
Decrease in prepaid expenses	12,130	18,137
Increase (decrease) in accounts payable	96,895	(17,587)
Decrease in accrued liabilities	(32,519)	(36,702)
Increase in other payables	184,101	467,982
Net Cash Provided By
Operating Activities	(5,534)	268,529

CASH FLOWS FROM INVESTING ACTIVITIES:

Acquisitions of fixed assets	(3,936)	(9,693)

Net Cash Consumed By
Investing Activities	(3,936)	(9,693)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in borrowings under short term loan	4,049	-
Repayment of borrowings under short term loan	-	(4,185)
Advances from shareholder	572	12,173
Advances from affiliate	90,385	-
Repayment of advance from affiliate	-	(45,262)
Increase in advance to affiliate	49,593	(173,163)
Net Cash Provided (Consumed) By
Financing Activities	45,413	(210,437)

Effect of foreign currency translation	(36,571)	(16,547)

Net change in cash	628	31,852
Cash balance, beginning of period	628	19,870
Cash balance, end of period	$ -	$ 51,722

The  accompanying  notes  are  an  integral  part  of  these  financial  statements

DALIAN JOSSSTAR FOOTWEAR CO., LTD.

NOTES TO  FINANCIAL STATEMENTS

September 30, 2007

1.   BASIS OF PRESENTATION

The unaudited interim financial statements of Dalian JossStar Footwear Co., Ltd. (“the Company”) as of September 30, 2007 have been prepared in accordance with accounting principles generally accepted in the United States of America.  In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods.  The results of operations for the nine month period ended September 30, 2007 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2007.

Certain information and disclosures normally included in the notes to financial statements have been condensed or omitted as permitted by the rules and regulations of the Securities and Exchange Commission, although the Company believes the disclosure is adequate to make the information presented not misleading.  The accompanying unaudited financial statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 2006.

2.  SUBSEQUENT EVENTS

On October 9, 2007, Joss Star International Group, Inc. (Group) a corporation organized on September 5, 2006 in the State of Nevada, acquired all of the outstanding stock of Joss Star International Holdings Group, Inc., a corporation which owns a 70% equity interest in the Company in exchange for 49,900,000 shares of Group common stock.  Upon completion of this transaction, the Company became a 70% subsidiary of Group.

The short term bank note payable, which was due November 28, 2007, was renewed at maturity.

3.  RELATED PARTY TRANSACTIONS

The Company has both made and received advances from companies controlled by the Company chairman.  During the nine months ended September 30, 2007, advances of $81,051 were received from Joss Star Bairuei Co. Ltd., leaving a balance due to that company of $90,385.  Advances of $29,265 were made to Joss Star Trading Co. Ltd. during the 2007 nine month period, leaving a balance due from that company at September 30, 2007 of $225,717.  In addition, there was a balance due to the Company president, at September 30, 2007 of $14,926.  During the nine months ended September 30, 2006, the Company advanced $220,817 to Joss Star Trading Co. Ltd., leaving a balance due from that company at September 30, 2006 of $173,164.  During that same nine month period, the Company received advances from its president of $3,421, leaving a balance due to him of $12,173.

DALIAN JOSSSTAR FOOTWEAR CO., LTD.

NOTES TO  FINANCIAL STATEMENTS

September 30, 2007

4.

GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As shown in the financial statements, the Company had no working capital and no amount of stockholders’ equity as of December 31, 2006.  These factors raise substantial doubt about the ability of the Company to continue as a going concern.  The financial statements do not include adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue in operation.  The Company’s present plans, the realization of which cannot be assured , to overcome these difficulties include but are not limited to an effort to raise capital in public and private markets.

          PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.          Indemnification of Directors and Officers

     Although Nevada law allows us to indemnify our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on our behalf, and under certain circumstances to advance the expenses of such litigation upon securing their promise to repay us if it is ultimately determined that indemnification will not be allowed to an individual in that litigation, neither our articles of incorporation or bylaws impose an indemnity obligation upon us. In addition, we have not entered into any agreements under which we have assumed such an indemnity obligation.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our Directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 25.          Other Expenses of Issuance And Distribution

     Although we will receive no proceeds from the sale of shares pursuant to this prospectus, we have agreed to bear the costs and expenses of the registration of the shares. Our expenses in connection with the issuance and distribution of the securities being registered, other than the underwriting discount, are estimated as follows:

SEC Registration Fee                      $     1.54

Printing Expenses                       $ 10,000.00

Legal Fees and Expenses             $ 20,000.00

Accountants' Fees and Expenses $ 30,000.00

Transfer Agent's Fees                  $  5,000.00

Miscellaneous Expenses              $ 10,000.00

Total                                              $75,001.54

Item 26.           Recent Sales of Unregistered Securities

     In the preceding three years, we have issued the following securities that were not registered under the Securities Act:

     On June 1, 2007, we issued 1,000 shares of our common stock at $0.001 per share to our CEO Ms. Ying Ying Zhang for services, which was subsequently returned for cancellation on October 9. 2007 in connection with the Stock Exchange Agreement with JIH. The issuance was accomplished in reliance upon Section 4(2) of the Act. Ms. Zhang is a sophisticated investor with such knowledge and experience in financial and business matters that she is capable of evaluating the merits and risks of an investment in our securities.

     On October 9, 2007, we completed a Stock Exchange Agreement with Joss Star International Holdings Group Ltd., or JIH, a BVI corporation, and all of its shareholders. Under the agreement, we exchanged with the JIH shareholders 49,900,000 shares of our common stock for all of the issued and outstanding shares in JIH held by these shareholders. Please refer to Selling Shareholders in Part I of this Registration Statement for a list of the non-affiliate shareholders that participated in the Stock Exchange Agreement and received our common stock. In addition, our officers and directors also participated in the Stock Exchange Agreement and received our common stock. A total of 49,900, 000 shares of our common stock were issued to 738 stockholders. All of shares were restricted and were issued pursuant to the exemptions from registration contained in Regulation S promulgated under the Securities Act, 1933, as amended. All the 738 stockholders were outside the United States and are non-U.S. persons.

     On October 16, 2007, 100,000 shares of our common stock were issued to MAS Capital Securities, Inc. for services in reliance upon Section 4(2) of the Act. MAS Capital Securities, Inc. is a sophisticated investor with such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in our securities.

(b) The following exhibits are filed with this registration statement:

Item 27.          Exhibits

Exhibit No.             Description of Exhibit

-------------              ---------------------------

3.1            Articles of Incorporation (Filed as an exhibit to the Company’s Form SB-2 filed with the Commission on July 30, 2007).

3.2            Bylaws (Filed as an exhibit to the Company’s Form SB-2 filed with the Commission on July 30, 2007).

5.1

Opinion of Daniel H. Luciano regarding legality of the common stock being registered (Filed herewith)

10.1

The Stock Purchase Agreement (Filed herewith)

23.1

Consent of Daniel H. Luciano (included in its legal opinion filed as Exhibit 5.1).

23.2

Consent of Robert G. Jeffrey, Certified Public Accountant. (Filed herewith)

Item 28. Undertakings

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned small business issuer will:

      (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

            i. Include any prospectus required by Section 10(a)(3) of the Securities Act;

            ii. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            iii. Include any additional or changed material information on the plan of distribution.

      (2) For determining a liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

      (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

      (4) For determining a liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

            (i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

            (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

            (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

            (iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser. Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness.  Provided however , that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.

SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly in Dalian, PRC, on March 31, 2008.

JOSS STAR INTERNATIONAL GROUP, INC.

By: /s/ Ying Ying Zhang

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   Ying Ying Zhang

   Chairman of the Board and Chief Executive

   Officer (principal executive officer)

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed on March 31, 2008 by the following persons in the capacities stated.

Name and Title

/s/ Ying Ying Zhang

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Ying Ying Zhang

Chairman of the Board and Chief Executive Officer

(principal executive officer)

/s/ Ying Zang

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Ying Zhang

Chief Financial Officer (Controller and

Principal Accounting Officer)

/s/ Cheng Wen Wang

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Cheng Wen Wang

Director

/s/ Dong Xue Cui

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Dong Xue Cui

Director